As filed with the Securities and Exchange Commission on September 9, 2002.
                                                      Registration No: 333-86830


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM SB-1/A
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       ELECTRIC AQUAGENICS UNLIMITED, INC.
              -----------------------------------------------------
             (Exact name of registrant as specified in our charter)

           Delaware                     2842                      87-0654478
   ----------------------   --------------------------        ----------------
   (State or jurisdiction       (Primary Standard                  (I.R.S.
     of incorporation        Industrial Classification         Identification)
      or organization)             Code Number)

                            1464 W. 40 S. Suite #200
                              Lindon UT 84042-1629
                              Phone (801) 443-1031
                -------------------------------------------------
               (Address, including zip code, and telephone number,
              including area code, of principal executive offices)

                                 Merlin O. Baker
                         3760 S. Highland Dr., Suite 500
                             Salt Lake City UT 84106
                                 (801) 273-3958
             -------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                               David S. Hunt, Esq.
                           1192 E. Draper Parkway #421
                                Draper, UT 84020
                                 (801) 523-1061

         Approximate date of proposed sale to the public: As soon as practicable following effectiveness of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                                               CALCULATION OF REGISTRATION FEE
--------------------------- ---------------------- ----------------------- ---------------------- --------------------
                                                          Proposed               Proposed
      Title of Each                                       Maximum                 Maximum
   Class of Securities          Dollar Amount          Offering Price            Aggregate             Amount of
     to be Registered         To be Registered            Per Unit            Offering Price       Registration Fee
     ----------------         ----------------            --------            --------------       ----------------

   Common Stock                  $2,000,000                $2.00                $2,000,000               $184*

--------------------------- ---------------------- ----------------------- ---------------------- --------------------

*Minimum Fee

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Disclosure alternative used (check one): Alternative 1 [ ]; Alternative 2; [X]

                                   PROSPECTUS

                       ELECTRIC AQUAGENICS UNLIMITED, INC.
                            1464 W. 40 S. Suite #200
                              Lindon UT 84042-1629
                              Phone (801) 443-1031


                        1,000,000 Shares of Common Stock

                   Price per security (share): $2.00 per share


Maximum Number of                                            Minimum Number of
Securities Offered:                                          Securities Offered:
1,000,000 shares                                             200,000 shares

This offering is highly speculative and involves a high degree of risk to the public investors and should be purchased only by persons who can afford to lose their entire investment. Investors should read the "Risk Factors" beginning on page 6 and "Dilution" beginning on page 13.

----------------- ------------------  -----------------  ----------------------
                                                                 Proceeds to
                       Offering                             Electric Aquagenics
                    Price to Public     Commissions (1)           Unlimited
                    ---------------     -----------               ---------
   Per Share           $     2.00         $    0.20              $      1.80
   Minimum             $  400,000         $  40,000              $   360,000
   Maximum             $2,000,000         $ 150,000              $ 1,350,000
----------------- ------------------  -----------------  ----------------------

(1) Does not include non-accountable expense allowance equal to $0.06 per share, nor placement agent warrants.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


         o At least 200,000 shares of common stock must be sold by February 10, 2003 or the offering will be canceled and all investor funds will be refunded by First Class U.S. mail dispatched to the last known address of each respective by Tuesday February 11, 2003 without commission, expense, or interest deduction of any kind.


         o Subscription proceeds will be deposited into a separate proceeds account controlled by us pending the sale of 200,000 shares of common stock and receipt of subscriptions totaling $400,000 or termination of the offering. The proceeds account will be similar to an escrow account, except it will be controlled by us, rather than a third party escrow agent.


         o In the event 200,000 of this offering's shares are sold by February 10, 2003, this offering will end on the earliest of the date we may, in our sole discretion, determine, or, the date on which all the shares offered are sold.

         o This offering is not underwritten. However, shares will be sold through one or more placement agents at a 10% commission rate, with an additional non-accountable expense allowance equal to $22,500 ($0.06 per share), plus Placement agent warrants entitling the holder to purchase up to 2% of the common stock sold in the offering at 125% of the per share offering price. The Placement agent warrants may be exercised beginning one year from the closing date of the public offering, and will expire five years from that date. Commissions, warrants, and the non-accountable expense allowance apply only to shares actually sold by placement agents. The placement agents will not be entitled to receive accrued commissions or expense allowances until 200,000 shares of common stock have been sold and we have received subscriptions totaling $400,000.

         o The net proceeds to Electric Aquagenics Unlimited shown above is before deduction of offering expenses estimated at $60,588, including legal and accounting fees and printing costs.


         o        There is no public market for our common stock.

                The date of this prospectus is September 1, 2002.


                               PROSPECTUS SUMMARY

         This is a brief summary of the information in this prospectus. We encourage you to read the entire prospectus before you decide whether and how to invest in the shares offered.

Electric Aquagenics Unlimited
-----------------------------

         Electric Aquagenics Unlimited was organized as a Delaware corporation on March 6, 2000 under the name Primacide, Inc. to develop technologies and products that disinfect, sanitize and clean surfaces. On April 14, 2001, we changed our corporate name to Electric Aquagenics Unlimited, Inc. We are the successor enterprise to another company, Primacide, LLC, which was founded by certain of our founders in 1998. We were organized with an insignificant carrying amount of the assets of Primacide, LLC.

         We develop, manufacture and market equipment that uses water electrolysis to create fluids that sanitize and clean surfaces. In addition, we intend to market electrolyzed fluid products generated by this equipment. Our products are for commercial and residential use. We intend to market the equipment and electrolyzed fluid products nationally. The electrolyzed fluids generated by our machines are environmentally sound and are free from toxins and harmful residues associated with traditional chemically based disinfecting and cleaning agents. The electrolyzed fluids generated by our machines are intended to replace many of the traditional methods used in commercial and industrial disinfecting and cleaning. The electrolyzed fluids generated by our machines may also have many consumer household applications.

         We are subject to a number of business risks affecting companies at a similar stage of development, including competition from companies with greater resources and alternative technologies, the ability to obtain financing to fund future operations, dependence on new product introductions in a rapidly changing technological environment, dependence on a limited number of customers, dependence on key employees and the ability to attract and retain additional qualified personnel.

         We have incurred losses since our inception and have not yet been successful in establishing profitable operations. These factors raise some doubt about our ability to continue as a going concern. There is no assurance that we will be able to achieve successful operations, obtain sufficient financing or obtain a line of credit.

The Offering
------------

o        Securities Offered:        Up to 1,000,000 shares of our common stock.

o        Use of Proceeds:           Net proceeds from this offering of up to
                                    $1,702,000. We intend to use the net
                                    proceeds of this offering for
                                    administrative, marketing, management
                                    compensation, debt repayment and product research and development.

o        Proceeds Account:          Subscription proceeds will be placed into a
                                    bank account established by us and will not be placed in an escrow account. We will not use any of the subscription proceeds in the account until the receipt of minimum subscriptions totaling $400,000 or termination of the offering.

o        Minimum Offering           At least 200,000 shares of common stock must
                                    be sold by February 10, 2003 or the offering will be cancelled.

o        This Offering              In the event the minimum offering of 200,000
         Will End:                  of this offering's shares are sold by
                                    February 10, 2003, this offering will end on the earliest of the date we may, in our sole discretion, determine, or, the date on which all the shares offered are sold.


o        Summary Financial          We were only recently formed and have had
         Data:                      limited revenues. We had cash on hand of
                                    $33,982, as of June 30, 2002.

o        10% Brokerage              We intend for our shares to be sold through
         Commissions:               one or more placement agents, at a 10%
                                    commission rate. Commissions apply only to shares actually sold by the placement agents. As of September 6, 2002, we do not have any commitments from any parties to act as our placement agent in correlation with the securities to be registered by this registration statement.

o        Non-Accountable Expense    Our placement agents will be entitled to a
         Allowance:                 non-accountable expense allowance equal to
                                    $0.06 per share sold. The non-accountable expense is intended to reimburse the placement agents for marketing costs and expenses related to the marketing of shares in this offering. Only placement agents will be allowed to recover non-accountable expenses.

         RISK FACTORS RELATING               o  We have a history of losses, and
            TO OUR BUSINESS                     we will need additional capital
                                                to continue our operations. If
   o  We cannot guarantee that we will          we are unable to obtain
      continue as a going concern               additional capital, we will have
      because we have not yet been              to curtail our operations.
      successful in establishing
      profitable operations.                 As of this date, we have generated
                                          limited revenues and incurred
   We have received a report from our     significant losses. As of June 30,
independent auditors on our financial     2001, we had an accumulated deficit of
statements for fiscal years ended         approximately $1,011,431. For the
December 31, 2001 and 2000. The           fiscal years ended December 31, 2001
footnote to our financial statements      and 2000, respectively, our operating
list factors, including recurring         losses were $286,856 and $247,150,
losses since incorporation, that raise    respectively. In the first two
some doubt about our ability to           quarters of 2002, we have incurred a
continue as a going concern.              loss of $354,701. We have never been
                                          profitable and continue to incur
   o  It is difficult for investors to    losses from operations. We may never
      evaluate our likely future          generate sufficient revenue, income
      performance because we are an       and cash flows to support our
      early stage company without long    operations. We expect to incur losses
      operating history.                  because we anticipate incurring
                                          significant expenses in connection
   Since our incorporation in March       with developing our generators and
2000, we have been engaged in start-up    products, expanding markets, and
and development activities. We have       building brand awareness. Our future
operated at a loss, and losses are        revenues could decline by reason of
expected to continue. We have little      factors beyond our control such as
operating history upon which investors    technological changes and
may base an evaluation of our likely      developments, downturns in the economy
future performance.                       and decreases in demand for sanitizing
                                          electrolyzed fluid related products.
   o  We may not be able to               If we continue to incur losses, if our
      successfully develop our            revenues decline or grow at a slower
      business because our products       rate, or if our expenses increase
      and market are evolving.            without commensurate increases in
                                          revenues, our operating results will
   There can be no assurance that our     suffer and the value of common stock
business strategies will lead to any      may decline.
profits. We face risks and
uncertainties relating to our ability        o  Our management may not have
to successfully implement our                   adequate time and resources to
strategies. We face expenses and                conduct our distribution
uncertainties related to operating              activities, which could hinder
with a little known product, with an            our ability to sell products.
unproven business model, and a new and
rapidly evolving market. Our business        Currently we do not use independent
model is based on an expectation that     parties to distribute or place our
demand for ecologically friendly          generators. We do not expect to use
disinfecting and cleaning products        outside distributors to market or sell
will increase materially. However, the    our products in the next 12 months. We
demand may never materialize.             may not be able to sell our products
effectively if our management does not    o Growth rate of the market for
have adequate time and resources to       environmentally friendly sanitizing
conduct our distribution activities.      products;
Moreover, as our sales grow, the          o Our ability to attract and retain
strain on our management to sell and      customers;
distribute products may increase. In      o Our ability to upgrade, develop and
the event that we decide to retain        maintain our systems and
distributors, we may not be able to       infrastructure;
establish relationships with              o Amount and timing of operating costs
distributors. In addition, we may         and capital expenditures relating to
incur additional costs and business       business expansion and infrastructure;
delays and interruptions in sourcing      o Delays in developing and introducing
distributors.                             new products;
                                          o Announcement, introduction and
   o  We may need substantial             market acceptance of new or enhanced
      additional funds that we may not    sanitizing products by competitors;
      be able to acquire.                 o Governmental regulation of our
                                          products by agencies such as FDA or
   Our cash requirements may vary         EPA.
materially from those now planned
because of results from marketing            o  Failure to successfully develop
efforts, relationships with suppliers,          and introduce new products would
changes in the direction of our                 harm our business.
business strategy, competitive and
technical advances for electrolyzed          Our future success depends in large
water as a sanitizer. We may not be       part on our ability to develop new or
able to continue to improve or develop    enhanced uses for our products. We may
successful electrolyzed water             fail to identify new product
products. In addition, it may be more     opportunities successfully or develop
costly than anticipated to develop new    and timely bring new products to
products. and our ability to comply       market. We may also experience delays
with governmental requirements. For       in completing development of
example, we may be required to get        enhancements to, and new versions of,
approval from the U.S. Food and Drug      our products. We may be unable to
Administration for our current or         develop or acquire marketable products
planned products. We may require          in a timely manner. In addition,
substantial additional funding for our    product innovations may not achieve
operating expenses and for marketing      the market penetration or price
and sales programs. Adequate funds for    stability necessary for profitability.
these purposes may not be available       As the market and technology related
when needed or on acceptable terms.       to environmentally friendly sanitizing
                                          products grows, we may change our
   o  It may be difficult to assess       business model to take advantage of
      our future income performance as    new business opportunities, including
      a number of factors may cause       business areas in which we do not have
      fluctuations in operating           extensive experience. Failure to
      results.                            develop these or other businesses
                                          successfully, would be harmful to our
   We believe that period-to-period       business.
comparisons of our operating results
are not a good indication of our
future performance because of
variables which include:

   o  We may be unable to protect our     other companies may purchase machines
      intellectual property and           to create electrolyzed water or
      proprietary rights, which could     develop machines to create
      harm our business.                  electrolyzed water and compete with
                                          us. Such competition could have a
   Our success depends in part upon       harmful effect on our business.
our ability to protect our
intellectual property. We rely on a          o  Convertible promissory notes and
combination of trade secret,                    stock purchase warrants that we
trademark, and contractual protection           issued may subject us to
to establish and protect our                    liability under Sections 5 and
proprietary rights. We are also                 12 of the Securities Act of 1933
applying for patent protection from             if they are deemed unregistered
the United States governments, but do           securities sold without an
not own patents on products that we             exemption.
intend to launch in the next 12
months. We may enter into                    Convertible promissory notes
confidentiality agreements with           totaling just under $80,000 and
employees and consultants involved in     warrants issued to Castle Arch Bridge
product development or distribution.      Fund, L.L.C. and Charles and Donna
Despite efforts to protect proprietary    Bergh, following the filing of the
rights through confidentiality and        original registration statement for
license agreements, unauthorized          this offering may not be deemed exempt
parties may attempt to copy or            transactions under Section 4(2) of the
otherwise obtain and use our products     Securities Act of 1933 and, therefore,
or technology. Precautions may not        would expose us to potential liability
prevent misappropriation or               under Sections 5 and 12 of the
infringement of our intellectual          Securities Act of 1933 and state blue
property, or independent third-party      sky laws. While we believe the
development of competitive products.      issuance of convertible promissory
                                          notes and warrants were private
   o  Our products are not patented       transactions exempt from registration
      which creates vulnerability to      requirements, actions disputing the
      competitors.                        legality of the issuance could be
                                          brought in state or federal courts by
   We have been assigned rights to        the SEC, state agencies or the
applications submitted to the U.S.        security holders. Damages in the event
Patent and Trademark Office for a         the sale of the convertible promissory
utility patent relating to the use of     notes are held not to be exempt
our electrolyzed acidic fluid to          transactions could include court
sanitize eggs, and a second patent        ordered disgorgement of the $82,214
relating to the use of our                note proceeds, payment of interest to
electrolyzed alkaline fluid to clean      the holders of the securities for the
and sanitize carpets and hard             period we held the $82,214, and court
surfaces. The active ingredient in the    fees and costs awarded to the holders
sanitizing fluids that are created by     of those securities.
our generator products is electrolyzed
water that kills bacteria, viruses and
molds shortly after contact. We did
not create the concept of electrolyzed
water as a sanitizer and cleaner and

        GENERAL RISKS RELATING            developing electrolyzed fluid products
         TO THE SANITATION AND            and applications and obtaining
         CLEANING INDUSTRIES.             customers. These companies have
                                          substantially greater financial,
   o  Competition from major companies    creative and marketing resources, and
      may decrease our market share,      proven histories, that could make it
      net revenues and gross margins.     difficult to compete or maintain
                                          customers in the electrolyzed fluid
   Competition in the chemical based      sanitizer market.
disinfecting and surface cleaning
products market is intense, and we           o  Our net revenues and gross
expect competition to increase. The             margins will not improve if the
market is dominated by companies such           market for environmentally
as SC Johnson, The Clorox Company, Dow          friendly sanitizing products
and Procter & Gamble. It is possible            does not develop.
that large companies that sell
chemical based disinfecting and              The market for environmentally
surface cleaning products could           friendly sanitizing products is new
develop sanitizers composed of            and evolving. As a result, demand and
electrolyzed fluids as the key            market acceptance for our products is
ingredient. Due to these potential        uncertain. If this new market fails to
competitors' extreme size and             develop, develops more slowly than
financially health, they could use        expected or becomes saturated with
their substantial market share and        competitors, or if our products do not
name recognition, and easy access to      achieve or sustain market acceptance,
marketing outlets and capital markets     our business could be harmed.
to compete with us. These companies
have substantially greater financial,        o  Our success will depend on
creative and marketing resources, and           growth in consumer acceptance of
proven histories, and may decide to             environmentally friendly
enter and effectively compete in the            sanitizing products as an
electrolyzed fluid market, which could          alternative to chemically based
adversely affect our business.                  products.

   o  Competitors currently selling          Factors that might influence market
      electrolyzed fluid based            acceptance of our products over which
      sanitation and cleaning products    we have little or no control include
      may decrease our market share,      development of alternative products or
      net revenues and gross margins.     methods and willingness of consumers
                                          and businesses to use environmentally
   Many of the companies that already     friendly sanitizing products. Our
sell electrolyzed fluid based             success depends on the increasing
sanitation and cleaning products are      demand for environmentally friendly
able to frequently update and expand      disinfecting and sanitizing products.
products and introduce new products       If such demand does not continue to
and to diversify product offerings.       increase, demand for our products will
Many of these competitors are large       be limited and our financial results
and financially strong, and include       will suffer.
Hoshuzuki, Miox and Toyo. We compete
with these companies primarily in

         GENERAL RISKS RELATED            Investors should be aware that sales
           TO THE INVESTMENT              under Rule 144 may result in a drop in
                                          the price of the stock in any market
   o  Investors will not have use of      that may develop.
      their subscription amounts until
      the offering closes or is              o  Investors who purchase shares
      terminated.                               will benefit the stockholders.

   The common stock we are offering is       The existing stockholders now own
offered by us, and no individual,         all 2,810,535 shares of our common
firm, or corporation has agreed to        stock, for which they paid an
purchase any of the offered shares. We    aggregate total of $725,500 in cash.
are not certain that any or all of the    If all 1,000,000 shares are sold, the
shares will be sold. We will deposit      current stockholders will still own
the funds received from the purchase      approximately 73.7% of the common
of shares into an account designated      stock, and the other purchasers in
for the collection of proceeds, and in    this offering will own the other
the event $400,000 is not received by     26.7%, for which they will have paid
February 10, 2003, proceeds so            $2,000,000 cash. Thus, purchasers in
collected will be promptly refunded to    this offering will contribute to our
investors without paying interest and     capital at a disproportionately
without deducting expenses. During        greater percentage than the ownership
this period, you will not have use of     they receive. The present stockholders
or derive benefits from your funds.       will benefit from a greater share of
                                          our equity if successful, while
   o  Investors may have to hold their    investors in the offering risk a
      stock indefinitely because there    greater loss of cash invested if we
      is no public market for the         are not successful.
      stock.
                                             o  Our offering price is arbitrary
   At the present time, there is no             and does not necessarily reflect
public market for our securities. We            the value of our stock.
do not know if a public market for our
common stock will develop following          Since we have no prior operating
the offering. As a result, purchasers     history, the offering price of $2.00
of the common stock offered hereby may    per share has been arbitrarily set by
not be able to liquidate their            our Board of Directors, and is not
investment readily, if at all.            based upon earnings or operating
                                          history, and bears no relation to our
   o  Future sales of our common stock    earnings, assets, book value, net
      in the public market could          worth or any other recognized criteria
      adversely affect our stock price    of value. No independent investment
      and our ability to raise funds      banking firm has been retained to
      in new stock offerings.             assist in determining the offering
                                          price for the shares. Accordingly, the
   All of our 2,810,535 shares of         offering price should not be regarded
common stock presently outstanding are    as an indication of any future market
"restricted securities" within the        price of our capital stock.
meaning of the Securities Act of 1933.
In the event a public market for the
common stock develops in the future,
much of the stock may be sold
immediately, in reliance on Rule 144
adopted under the Securities Act.

   o  You may have difficulties              o  You may be subject to resale
      trading and obtaining quotations          restrictions on transferring
      on "penny stock" issues.                  "penny stocks."

   There is currently no public market       Various state securities laws
for our common stock. The shares of       impose restrictions on transferring
our common stock offered by this          "penny stocks" and, as a result, the
prospectus are for a "penny stock" as     ability of investors in our common
defined in the Securities Exchange Act    stock to sell their shares of common
of 1934, as amended. We intend for        stock may be impaired. For example,
these shares to be traded in the          the Utah Securities Commission
over-the-counter market on the OTC        prohibits brokers from soliciting
Bulletin Board. As a result, even         buyers for "penny stocks," which makes
after a public market for our common      selling shares of "penny stocks" more
stock is established, an investor may     difficult.
find it more difficult to dispose of
or obtain accurate quotations as to          o  Because we have retained no
the price of our shares. In addition,           placement agents and have not
the "penny stock" rules adopted by the          engaged an underwriter in a firm
Securities and Exchange Commission              offering, we may not be able to
under the Securities Exchange Act of            sell all of the stock and raise
1934, make the sale of the shares of            all the money we need and no
the common stock subject to certain             market for our stock may
regulations, which impose sales                 develop.
practice requirements on
broker-dealers. For example,                 The stock we are offering may be
broker-dealers selling such securities    sold all or in part by placement
must, prior to effecting the              agents, which will not agree to
transaction, provide their customers      purchase any shares as part a firm
with a document that discloses the        commitment to sell the offering, but
risks of investing in such securities.    will rather act as a best efforts
Furthermore, if the person purchasing     placement agent. We currently have not
the securities is someone other than      retained a placement agent to sell our
an accredited investor or an              stock. In addition, because the
established customer of the               placement agents may have insufficient
broker-dealer, the broker-dealer must     incentive to sell our stock, it may
also approve the potential customer's     not sell enough stock for us to meet
account by obtaining information          the minimum, in which case, all
concerning the customer's financial       investor funds will be returned. It
situation, investment experience and      may also not sell all of the stock and
investment objectives. The                we will only have enough money to have
broker-dealer must also make a            limited operations for the foreseeable
determination whether the transaction     future. We would then have to try and
is suitable for the customer and          raise additional funds, which we may
whether the customer has sufficient       not be able to do. If we could not, we
knowledge and experience in financial     could not continue in operation. In
matters to be reasonably expected to      addition, since we have not engaged an
be capable of evaluating the risk of      underwriter, there is a greater risk
transactions in such securities.          that no public market for our stock
Accordingly, the Securities and           will develop and investors may not be
Exchange Commission rules may limit       able to sell their shares.
the number of potential purchasers of
the shares of the common stock.

   o  We may issue additional shares      offering at 125% of the per share
      and dilute your ownership           offering price. The issuance of the
      percentage.                         warrants to our placement agents and
                                          the underlying common stock may be
   Our bylaws allow the board to issue    considered to be additional
common stock without shareholder          compensation to them. The existence of
approval. Currently, our board is         the placement agent warrants, and
authorized to issue a total of            warrants held by promissory note
50,000,000 shares of common stock of      holders, and other outstanding
which only 7.1% will have been issued     warrants to acquire shares of our
if the maximum offering is sold. If       common stock could adversely affect
additional funds are raised through       our ability to obtain future
the issuance of equity securities, the    financing, and their exercise could
percentage of equity ownership of our     further dilute the interest of
existing stockholders will be reduced.    investors acquiring common stock in
In addition, holders of these equity      this offering. The price which we may
securities may have rights,               receive for the common stock issued
preferences or privileges senior to       upon exercise of such warrants, in
those of the holders of our common        many or all cases, will probably be
stock. If additional funds are raised     less than the market price of the
through the issuance of debt              common stock at the time such warrants
securities, we may incur significant      are exercised. The holders of the
interest charges, and these securities    warrants might be expected to exercise
could also impose restrictions on our     them at a time when we would, in all
operations. If additional financing is    likelihood, be able to obtain needed
not available when needed on terms        capital by a new offering of our
favorable to us or at all, we will        securities on terms more favorable
have to curtail our operations.           than those provided for by the
                                          warrants.
   o  Due to our lack of assets, there
      will be no liquidation value if        o  Inability to manage growth could
      our business fails.                       hinder our success.

   We currently have no significant          We believe electrolyzed water as a
assets or equipment, nor do we plan to    sanitizer has broad applications and
have any in the future. In the event      due to its non-toxic nature has
our business is liquidated, investor      advantages over chemical based
money will have been spent on             sanitizers. As a result, we believe
operations, and equipment with            that we have the ability to grow
insignificant salvage value.              rapidly during the next few years. In
                                          the event we do grow rapidly, we will
   o  There will be a dilution effect     be in circumstances currently
      on our shareholders if              unfamiliar to us. Our efforts to
      outstanding warrants to purchase    manage our production and larger scale
      our common stock are exercised.     quality assurance efforts may not be
                                          successful or we may fail to satisfy
   Upon completion of the offering, we    large demand requirements on a timely
intend to grant placement agents who      and/or cost-effective basis. A failure
sell securities in correlation with       to manage our growth would have an
this offering, for nominal                adverse effect on our operations and
consideration, warrants to purchase up    overall financial health.
to 2% of the common stock sold in the

                                    DILUTION


         As of June 30, 2002, our net tangible book value (total tangible assets less total liabilities) was ($3,181). The following table sets forth the dilution to persons purchasing shares in this offering without taking into account any changes in our net tangible book value after June 30, 2002, except the sale of the minimum and maximum number of shares offered at the public offering price and receipt of the net proceeds therefrom.

------------------------------------------------------------------------ ------------------- --------------------
                                                                              Assuming            Assuming
                                                                              Minimum              Maximum
                                                                           Shares Sold(4)      Shares Sold(4)
------------------------------------------------------------------------ ------------------- --------------------
      Public offering price per share                                           $2.00                $2.00
      Net tangible book value before offering1                                 ($0.00)              ($0.00)
      Increase attributable to purchase of shares by new investors              $0.11                $0.46
      Pro forma net tangible book value after offering2, 3                      $0.11                $0.46
      Dilution per share to new investors                                       $1.89                $1.54
      Percent dilution to new investors                                         94.7%                76.9%
------------------------------------------------------------------------ ------------------- --------------------

1. Determined by dividing the number of shares of common stock outstanding into the net tangible book value.

2. After deduction of offering expenses estimated at $60,588, plus 10% placement fees.

3. These figures do not take into account any events after June 30, 2002. (See "BUSINESS" and "INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS").

4. These figures do not take into account the exercise of warrants held by placement agents, promissory note holders, and other outstanding warrants to acquire shares of our common stock. Warrants held by promissory note holders total 150,000 or 3.9% of our outstanding common stock if the entire offering is sold. In 2000 we issued warrants to purchase 359,700. In the event the warrants are exercised, public investors in this offering could be additionally diluted.

                                COMPARATIVE DATA

         The following chart illustrates percentage ownership held by the present stockholder and by the public investors in this offering and sets forth a comparison of the amounts paid by the present stockholder and by the public investors.

                                            Total Shares Purchased          Total Consideration          Average
                                        ----------------- ------------ --------------- ------------      Price
                                             Number         Percent        Amount        Percent       Per Share*
                                        ----------------- ------------ --------------- ------------ -----------------
    Present Shareholder
      Minimum Offering                    2,810,535          93.4        $  725,886        64.5           $0.26
      Maximum Offering                    2,810,535          73.8        $  725,886        26.6           $0.26

    New Investors
      Minimum Offering                      200,000           6.6        $  400,000        35.5           $2.00
      Maximum Offering                    1,000,000          26.2        $2,000,000        73.4           $2.00
--------------------------------------- ----------------- ------------ --------------- ------------ -----------------

* The price per share of the present stockholders considers only the cash contribution by the stockholders, and does not take into account other contributions by the stockholders, including the contribution of services

                                 USE OF PROCEEDS


         We estimate net proceeds from the sale of all 1,000,000 shares of common stock at a minimum public offering price of $2.00 to be approximately $1,702,000, if the entire offering is sold, and after the deduction of offering expenses, which include printing, legal, accounting, non-accountable broker expenses and placement fees. If only the minimum offering is sold, we will receive net proceeds of approximately $310,000, after the deduction of offering expenses.

                                                        Assuming Minimum                    Assuming Maximum
                                                          Shares Sold(1)                     Shares Sold(1)
                                                ---------------------------------- ----------------------------------
                                                     Amount           Percent            Amount         Percent
                                                ------------------ --------------- ----------------- ----------------
1.   General administrative expenses, lease,
     telephone, reproduction, and general
     office costs(2, 3)                           $   95,000              30.7       $   275,000              16.2

2.   Marketing and promotional costs(4)           $   25,000              08.0       $   22250,000            13.2

3.   Management compensation(5)                   $   90,000              29.0       $   250,000              14.7

4.   Product research and
     development(6)                               $  100,000              32.3       $   500,000              29.4

5.   Debt repayment                               $        0              00.0       $   390,000              22.9

6.   Cash reserves for general
     corporate uses.                              $        0              00.0       $    62,000              03.6
                                                  ----------             -----       -----------             -----
                  TOTAL                           $  310,000             100%        $ 1,702,000             100%
----------------------------------------------- ------------------ --------------- -------------------- -------------

1 These expenditures represent estimates based on our present intentions for our operations through June 30, 2003. We may make minor changes in the use of proceeds if dictated by market conditions.

2 We contemplate these costs will increase if more than the minimum offering is sold, in order to cover additional general and administrative costs necessary as a result of expanded operations.

3 Our current overhead is limited to telephone, facsimile, reproduction, mailing and other miscellaneous expenses.

4 Represents amounts for travel to establish customer base; the preparation and production of promotional materials; and other general marketing and promotional activities. (See "BUSINESS--Marketing").

5 We intend to hire additional managers to be involved in sales and product placement efforts as our financial condition improves.

6 We intend to develop a new electrolyzed fluid generator with significantly better hourly production volume than the current models we use and sell.

         We have no present plans or commitments and are not currently engaged in any negotiations with respect to such transactions that are material. We will have significant discretion as to the use of the net proceeds from this offering. The failure of our management to apply such funds effectively could have a material adverse effect on our business, results of operations and financial condition.

         The net proceeds from this offering will fund operations for at least twelve months. If only the minimum offering is sold, the net proceeds will fund operations for approximately twelve months, but in order to survive, we will need to limit our research and development of new products and marketing, and not add additional management. Therefore, within twelve months from the completion of the offering, we will either need to be operating profitably so as to fund our operations from cash flow, or may be required to seek additional debt or equity capital. In addition, financial circumstances resulting from occurrences such as adverse judgments or unexpected governmental regulatory approval requirements could compel us to seek additional funds even sooner. Moreover, we will need additional capital should we decide to significantly expand operations. We cannot be certain that additional funds will be available when needed, or if available, on favorable terms.

         We do not intend to become an investment company under the Investment Company Act of 1940 and, therefore, may be limited in the temporary investments we can make with the proceeds of this offering. To the extent that the net proceeds of this offering are not utilized immediately, they will be invested in money market accounts, savings deposits, short-term obligations of the United States government, or other temporary interest bearing investments in commercial financial institutions.

                                    BUSINESS

                             DESCRIPTION OF BUSINESS

         We were organized as a Delaware corporation on March 6, 2000 under the name Primacide, Inc. to develop technologies and products that disinfect, sanitize and clean surfaces. On April 14, 2001, we changed our corporate name to Electric Aquagenics Unlimited, Inc. We are the successor enterprise to another company, Primacide, LLC, which was founded by certain of our founders in 1998. We were organized with an insignificant carrying amount of the assets of Primacide, LLC.

         Our business centers around the development, manufacture and marketing of equipment that uses water electrolysis to create fluids that sanitize and clean surfaces. The electrolyzed fluids generated by our machines are environmentally sound and are free from toxins and harmful residues associated with traditional chemically based disinfecting and cleaning agents. The electrolyzed fluids generated by our machines are intended to replace many of the traditional methods used in commercial and industrial disinfecting and cleaning. The electrolyzed fluid generated by our machines has many consumer household applications.

         The electrolyzed fluids generated by our machines have been tested in laboratories and also used in commercial applications. Our electrolyzed fluids are used as a carpet cleaning agent. In addition, we intend to expand the application of the electrolyzed fluids to the sanitizing of poultry eggs and carcasses. The electrolyzed fluids generated by our machines have been tested and verified by independent laboratories including the Department of Microbiology, Brigham Young University, Provo, Utah, and the Department of Poultry Science, University of Georgia, Atlanta, Georgia.

         Our business operations originally focused on activities related to resell of water electrolyzing machines, but has evolved into the business of improving water electrolyzing machines, discovering and testing new uses and applications for electrolyzed water, and obtaining governmental approval for new applications for electrolyzed water. We seek patent protection, where feasible, for our new water electrolyzing machine designs and for applications of our electrolyzed fluids. Our revenues in the past have been derived primarily from equipment sales, but we intend to derive most future equipment related revenues from equipment leases and metering. Metering is the process where we place and maintain machines at commercial facilities, such as factories, and the facility is charged per unit of fluid used at a designated price. We intend to market our equipment nationally, and our consumer products nationally and internationally.

         We currently fund our operations by a combination of revenues and outside funding. Our products and technologies may be used alone or in combination on various applications ranging from home to modern industry use in disinfecting, sanitizing and cleaning surfaces and products.

Products


         Our current focus is to sell electrolyzed fluid that is produced by our generators placed on-site at commercial manufacturing facilities, particularly in the animal products sectors in need of high volumes of non-toxic sanitizing fluids. The electrolyzed sanitizing fluids can be metered and the lessee of the generator will pay per unit of fluid drawn from the generator or pay based on the number of units, such as eggs or animal carcasses, treated with our electrolyzed water products. We have not yet placed generators at any commercial manufacturing facility, nor do we have any formal arrangements to do so. However, we intend to have generators placed in at least one commercial manufacturing facility in the next 12 months. We are in discussions with a manufacturer to place a generator, but not currently negotiating terms. We do not expect our revenue levels of the past several quarters to increase greatly in the event we are unable to place generators in manufacturing facilities.


         Currently, our revenue producing products consist primarily of water electrolyzing machines, that we refer to as generators, that have been developed and manufactured by third parties and the fluids they produce. We have an inventory of approximately two dozen of these machines ready for resale or lease. We currently have no contracts with any suppliers of water electrolyzing machines and do not intend to purchase any water electrolyzing machines from third parties in the foreseeable future. We are in the process of developing a new water electrolyzing generator and intend to commence the manufacture, sale, lease or placement of these machines in manufacturing facilities in the coming twelve months. This new generator is being developed to produce higher levels of electrolyzed water per hour than our current generators. There are three basic models of generators that we buy from third party manufacturers. A series of small residential generator models and two larger commercial models, the P-2000 and the P-5000. We also market cleaning cloths, but the sales from the cloths are minimal.

         o Residential Generators. The residential generators produce a mild alkaline drinking water. Some of the residential generators also produce acidic fluid, Primacide A, that is capable of acting as a household disinfectant. The price range of the residential generators is from $600 to $2,000.

         o Commercial Generators. We generally lease our commercial generators, the P-2000 and the P-5000. However, some units have been sold to Aqua Micron and Venturi Technologies, Inc. We warrant the commercial generators for repair and part replacement for a period of three years. The P-5000 generator presently is priced at $25,000. The P-2000 is presently priced at $12,500.

         o Micro Fiber Cloths and Cleaning Tools. We market micro fiber cleaning cloths and tools to be used with its sanitizing and cleaning fluids. The cloths and tools remove bio-film and other microbe contaminants on surfaces ranging from floors to skin. The micro fibers are composed of 20-30% polyamine and 70-80% polyester. The fibers are thin, flat uniform ribbons. During the manufacturing process, the fibers are etched or frayed to enhance the surface area and thereby, the effectiveness of the cloth. The micro fiber cloths, clean on the basis of physics rather than chemistry and when used in combination with our sanitizing fluids, remove bacteria, molds and other microorganisms. Currently, our cleaning cloths account for less than one percent of our revenues and we do not expect the cleaning cloths to exceed 5% of our revenues in the foreseeable future.

         Electrolyzed water can have varying strength and properties. We have created products by researching and testing the cleaning and sanitizing characteristics of electrolyzed water with varying electrical charges and pH levels. We are able to create new applications for electrolyzed water by setting our water electrolyzing machines to create electrolyzed water with specific micro-organism killing properties. Based on our testing and research we have created product formulas tailored with certain properties. We adjust the water electrolyzing properties of water electrolyzing generators to create electrolyzed water with differing properties. Our customers use the electrolyzed water to perform cleaning and sanitizing functions. Our current fluid formulas and their disinfectant and cleaning applications are as follows:


         o Primacide A is a disinfecting and sanitizing fluid that kills bacteria, yeast, molds and viruses, including salmonella, staphylococcus, and pseudomonas. It is highly oxidative and acidic due to its pH of 2.4 and positive 1150 milivolt electrical charge. Primacide A can be applied to a wide variety of surfaces. Hands sprayed with Primacide A and then wiped with a micro fiber cloth were found to have less residual bacteria and other microbes than hands cleaned using 62% alcohol. Tests performed by Aqua Micron L.C. indicate that Primacide A can be used to sanitize and wash meat carcasses, strawberries, lettuce, cabbage, carrots and other vegetables. Surfaces such as floors in hospital operating rooms, bench tops, treatment tables, cutting boards and other surfaces can be effectively sanitized by cleaning with Primacide A. Over a year ago, we submitted a provisional patent application to the United States Patent and Trademark Office to Primacide A for uses other than use in the carpet cleaning process. Provisional patents do not by themselves result in, or lead to, a patent. Provisional patents only establish patent application priority over some comparable inventions for which patent protection may be subsequently sought. We recently applied to the U.S. Patent and Trademark Office for a utility patent relating to the use of Primacide A to sanitize eggs.


         o Primacide B is an alkaline detergent and cleaner. Primacide B Alkali is a chemical substance that is soluble in water and neutralizes acids. Primacide B neutralizes acids, leaves no residue and, with a pH of 11.2 to 11.5, is very alkaline. Its alkaline nature and its negative 960 milivolt electrical charge result in a product that is effective in emulsifying oil and grease. Primacide B is primarily a cleaner with some bacteria killing properties, but is significantly slower and less effective as bacteria killer than Primacide A. Over a year ago, we submitted a provisional patent application to the United States Patent and Trademark Office to Primacide B for all uses. We recently applied to the U.S. Patent and Trademark Office for a utility patent relating to Primacide A and Primacide B as a cleaner and sanitizer of all hard surfaces.

         In addition to our generators and cloths, we intend to market a product called Primacide X that was developed by American Biotech, Inc. Primacide X's sanitizing properties are greatly enhanced when it is applied with an electro-static mister developed by Max-Spray, Inc. Primacide X is electrolyzed water containing pure silver particles that are energized with a high voltage electrical charge. The charged silver particles interrupt the metabolism of living organisms which has the effect of killing bacteria, spores and fungus. The silver particles can maintain their effectiveness for up to three years. The electro-static spray removes hydrogen bonds from the solution which allows the Primacide X and its silver particles to penetrate fibers and membranes as small as those that make up standard office paper and envelopes.

         Due to the inclusion of silver, a relatively expensive heavy metal, Primacide X is significantly more expensive to produce than our other electrolyzed water products. We did not develop the electro-static mister and did not develop Primacide X. However, through an arrangement with American Biotech, Inc. and Max-Spray, Inc., we have negotiated to receive 33% of the net proceeds from all sales of Primacide X that are generated by either American Biotech, Inc., Max-Spray, Inc., or us. Our arrangement with American Biotech, Inc. and Max-Spray, Inc. has not been reduced to a written contract. We expect our portion of the revenues from the sale of Primacide X to be less than 5% of our net sales in the next 12 months.

         We intend to develop other products by researching and testing the cleaning and sanitizing characteristics of electrolyzed water with varying electrical charges and pH levels and marketing these products. The products will primarily be sold via leased machines or metering. We intend to create products that can be used in the storage, processing and shipping of fruits, vegetables and meat, and also health and beauty aids such as body care, body wipes, health care and medical equipment and facilities, day care facilities, janitorial, yard care and golf course maintenance, pest and fungus control, swimming pool maintenance, pharmaceutical production, waste management and culinary water systems. However, we have not commenced development for these products, and may never commence the development. Substantial additional capital and regulatory approval will be needed for us to effectively sell these products even if they are developed. Failure to secure sufficient funding and receive regulatory approval for these products will hinder our ability to bring them to market and would have a negative impact on our business.

Marketing & Sales

         We intend to produce future revenue by initially pursuing the sale or lease of generators into the markets previously described in this registration statement, namely, professional carpet cleaning, poultry industry, dairy farms, home carpet and floor cleaning, food packaging and disaster cleanup and reconstruction.

         In the foreseeable future, we expect to rely on our employees to market our products. Gaylord Karren is currently involved in marketing efforts and we intend to hire others to assist his efforts in the coming 12 months.

Markets

         The cleaning and sanitation market is characterized by diverse products and multiple evolving product enhancements, evolving industry standards and frequent new product introductions, and if we fail to enhance our existing products, develop new and more technologically advanced products and successfully market these products, our result of operations will suffer. We believe that our future success will depend, in part, on our continued ability to enhance our current products and to introduce new products and features to meet changing customer requirements and evolving industry standards. Our present products are based on the use of electrolyzed water to kill bacteria, viruses and fungus. We or our competitors may announce products that have the potential to shorten the life cycle of our products or replace them. Such announcements could cause customers not to buy our products or to defer decisions to buy our products. In addition, products or technologies developed by others could render our products or technologies non-competitive or obsolete.

         The use of electrolyzed water to kill bacteria, viruses and fungus in agricultural, meat and cleaning and sanitizing consumer product industries are relatively young and evolving markets. Our future growth will depend on our ability to predict the evolution of these markets and to successfully penetrate those markets. Because of the early stage of the development of the electrolyzed water as a sanitizer market, the demand for, and market acceptance of, our products, is subject to a high degree of uncertainty. If market growth rates do not meet our expectations, or if we are unsuccessful in identifying and penetrating those segments of the electrolyzed water as a sanitizer market which provide the greatest opportunity for growth, our business would suffer.

         We initially intend to focus our product development and marketing on the following market areas:

         o Professional Carpet Cleaning. The market for professional carpet care is large. In March, 2001, we entered into a five-year exclusive agreement with H20 AquaCare Franchising Systems, Inc. ("AquaCare") which provides that AquaCare's franchisees will lease our generators to produce Primacide B for use in their carpet cleaning businesses. AquaCare's franchisees are required to lease only our generators during the five-year term of the agreement or any renewals of the agreement. AquaCare is a developing stage company and is currently attempting to sell franchises with limited success.

         o        Poultry Industry. In March, 2001, under the direction of Dr.
                  Scott Russell of the Department of Poultry Science, University of Georgia, tests relative to the effectiveness of Primacide A in the cleaning and sanitizing chicken carcasses and hatching eggs were completed. These tests showed a 5 log pathogen reduction (100,000 count down to 1).

         o Disaster Cleanup and Reconstruction. This is a large industry that consists of home and commercial cleanup and reconstruction following disasters such as floods or fires. Stone Fire and Flood Restoration, Inc. is in the disaster cleanup and reconstruction business with offices located in Lindon, Utah. Stone Fire and Flood Restoration uses our generators in its Utah and Texas offices.

         o Food Packaging. We intend to explore applications for Primacide A as a sanitizer in seafood packing houses. In addition, we are being advised by Dr. Yen-Con Hung, Professor of Food Engineering at the University of Georgia concerning a wide range of other applications, such as vegetable washing and surface sanitization, in the food packing industry. Dr. Hung is a recognized researcher in these areas.

         In the future we intend to develop electrolyzed water products with a variety of new industrial and consumer applications. However, we currently have no plans to do so. In addition, substantial additional capital and regulatory approval will be needed for us to effectively create, manufacture and sell such products.

Manufacturing and Sources of Supply

         We intend to outsource the majority of electrolyzed water generator manufacture and assembly to third parties. In the past, outsourcing generator manufacture and assembly has enabled us to benefit from the manufacturing capabilities of those who can accommodate significant increases in production volume as necessary. However, we have no contracts with third parties that have manufactured our electrolyzed water generators in the past and do not intend to enter into any long term contracts related to generator manufacture. We have no assurance that we can find alternative manufacturers in the event we cannot negotiate reasonable terms with our present manufacturer. Failure to find manufacturers to build our generators would have a negative impact on our business.

Distribution

         Currently, we coordinate the movement of goods from our headquarters. In the past, we have taken custody of generators after their manufacture by subcontractors and distributed them directly from our headquarters. However, in the future, as generator sales volume increases and our electrolyzed fluid product lines are launched, we intend to use a network of resellers, consisting primarily of our employees and also third party distributors with established distribution channels to assist with the marketing of our products.

Competition

         There is broad competition in the market for disinfecting, sanitizing, and surface cleaning products. Many of our competitors are extremely large, financially healthy companies, have substantial market share and name recognition, and easy access to marketing outlets and capital markets. Many of these companies are able to frequently update and expand products and introduce new products, and diversify product offerings. These other companies with substantially greater financial, creative and marketing resources, and proven histories, may decide to enter and effectively compete in this market, which could adversely affect our operations.

         We believe our products are unique due to their effectiveness, price, and environmentally safe and non-toxic character. Because of our unique products and potential marketing outlets there is a good possibility that it will be able to initially capture a portion of this "niche" market for environmentally safe and non-toxic cleaning products. However, other companies with substantially greater financial, creative, and marketing resources, and proven histories, may enter into and effectively compete in this market.

Governmental Regulation

         Due to the fact that our products are sanitizing products and have applications related to food industries, existing governmental regulation have potential effect on our new products. We frequently will be required to get approval or favorable designations from governmental agencies, such as the United States Food & Drug Administration, in order to bring new products to market. We believe that our current applications for electrolyzed water products are subject to sections of the United States Code of Federal Regulations which contain the regulations created by the U.S. Food & Drug Administration. In many cases, we will seek designations from the Food & Drug Administration that deem our electrolyzed water products among substances that are generally recognized as safe for specific applications, and therefore do not require Food & Drug

Administration approval. The existence of potentially harmful substances, such as chlorine dioxide, in our electrolyzed water products would require Food & Drug Administration approval. In order to obtain approval, we would need to satisfy regulators that our electrolyzed water products contained sufficiently low amounts of such substances as to not be dangerous. This process of obtaining Food & Drug Administration approval can be costly and time consuming and would delay our ability to introduce our products into the market. We have not taken steps to obtain approval for our products from the Food & Drug Administration because we do not believe it is required.

         The active ingredient in our electrolyzed fluid Primacide A is hypochlorus acid. The hypochlorus acid combined with the oxidation reduction potential of a positive 1,200 plus millivolts makes Primacide A an effective disinfectant. We believe the use of our electrolyzed fluids to sanitize eggs, and chicken carcasses in a chiller solution are generally recognized as safe as indirect food substances.

         We submitted a request to the Environmental Protection Agency to register our fluid commercial generator as a pesticide device. The Environmental Protection Agency concluded that our generators are not required to be registered with them. In addition the Environmental Protection Agency does not require registration of our electrolyzed fluids Primacide A and Primacide B when used by the lessee or purchaser of a generator on hard surfaces, fabrics, or carpets in their own businesses.

Research and Development

         The goal of our research and development activities is to continue the development and introduction of environmentally safe products for our customers that resolve the limitations and dangers of chemical sanitizers and address new markets. Our efforts are also focused on researching and testing the cleaning and sanitizing characteristics of electrolyzed water with varying electrical charges and pH levels. Our research focuses on the ability and range of efficacy of our electrolyzed water to kill specific micro-organisms. We are attempting to develop new technologies, applications and products that will:

         o        Generate electrolyzed water that has a slower oxidation rate;

         o Sanitize agricultural products, including chicken eggs and carcasses;

         o        Enhance current products for use in carpet cleaning;

         o        Sanitize and disinfect hard and soft surfaces;

Our research and development expenditures totaled $128,866 in the first 6 months of this year through June 30 and were approximately $35,666 and $11,943 for fiscal years ended December 31, 2001 and December 31, 2000, respectively.

Trademarks

         The name Primacide is registered with the U.S. Patent and Trademark Office. The names "Primacide A," "Primacide B," "Primacide X," "EAU," and Electric Aquagenics Unlimited are also our trademarks.

Proprietary Rights

         Our future success and ability to compete are dependent, in part, upon our proprietary technology. We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. We currently have no U.S. patents issued by the U.S. Patent and Trademark Office. Individuals associated with us have assigned to us rights to regular patent applications submitted to the U.S. Patent and Trademark Office for the use of Primacide A in sanitizing chicken eggs, including eggs for human consumption and hatching eggs and for the use of Primacide B in cleaning and sanitizing carpets and hard surfaces. We will have full rights to the patents when they are granted. We have also filed with the U.S. Patent and Trademark Office a provisional patent application for a new electrolyzed water generator that can regulate the pH of Primacide A and increase its stability. In addition, we intend to seek patent protection on a electrolyzed water generator that we are currently developing. We cannot be sure that any patents will be issued pursuant to future patent applications or that patents issued to us will not be invalidated, circumvented, challenged or licensed to others. In addition, we cannot be sure that the rights granted under any such patents will provide us with competitive advantages or that any patents issued to us will be adequate to stop unauthorized third parties from copying our technology, designing around our patents or otherwise obtaining and using our products, designs or other information. In addition, we cannot be sure that others will not develop technologies that are similar or superior to our technology. Furthermore, we believe that factors such as the technological and creative skills of our personnel, new product developments, product enhancements and marketing activities are just as essential as the legal protection of proprietary rights to establishing and maintaining a competitive position.

         In addition to seeking patent protection, we rely on non-patented trade secrets and know-how and proprietary technological innovation and expertise, all of which are protected in part by confidentiality and invention assignment agreements with our employees and consultants, and, whenever possible, our suppliers. We cannot make any assurances that these agreements will not be breached, that we will have adequate remedies for any breach, or that our non-patented proprietary intellectual property will not otherwise become known or independently discovered by competitors. We also cannot make any assurances that persons not bound by an invention assignment agreement will not develop relevant inventions.

         Many participants in the sanitation and cleaning market have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. We have not received notices relating to alleged infringement, but we cannot be sure whether future claims will arise, nor whether such future claims can be resolved on commercially reasonable terms. Failure to resolve such claims on such terms could result in a material adverse effect on our business, financial condition and results of operations. We expect that companies will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Responding to such claims, regardless of merit, could cause product shipment delays or require us to enter into royalty or licensing arrangements to settle such claims. Any such claims could also lead to time-consuming, protracted and costly litigation, which would require significant expenditures of time, capital and other resources by our management. Moreover, we cannot be sure that any necessary royalty or licensing agreement will be available or that, if available, such agreement could be obtained on commercially reasonable terms.

Customers

         Historically, a substantial portion of our revenues has come from large purchases by a small number of customers. If we lose one or more of our key customers or experience a delay or cancellation of a significant order or a decrease in the level of purchases from any of our key customers, our net revenues could decline and our operating results and business could be harmed. During the twelve months that ended December 31, 2001, fewer than 30 customers accounted for all of our net revenues.

         The following is a list of some of our customers and end-users and representative applications of our products.

-----------------------------------------------   ------------------------------
            Customer/End-User                              Applications
-----------------------------------------------   ------------------------------
o        H2O AquaCare Franchising Systems, Inc.    Use of Primacide B in the
o        H2O AquaCare Utah, L.L.C.                 carpet cleaning process
o        Dirt Free (Texas)
-----------------------------------------------   ------------------------------
o        Stone Fire and Flood Restoration          Use of Primacide electrolyzed
                                                   water to remove smoke odors
                                                   and mold from the inside of
                                                   dwellings after structure
                                                   fires.
-----------------------------------------------   ------------------------------

Employees

         We currently have no full-time employees. Gaylord Karren is a consultant to us pursuant to a contract under which is paid consulting fees of $5,000 per month. See "Interest of Management and Others In Certain Transactions". As our business grows, we anticipate that we will need to employ additional salaried clerical staff and sales personnel.

Offices

         Our corporate headquarters are located at 1464 W. 40 S. Suite #200 Lindon, Utah 84042. Our directors and officers act as the management and sales force. Current offices are adequate for present needs. Office space is leased and will be increased as we deem necessary. We believe that it will not be difficult to find additional or alternative office space if necessary in the foreseeable future.

                             MANAGEMENT'S DISCUSSION
                        AND ANALYSIS OR PLAN OF OPERATION

Plan of Operations:
-------------------

         We are a provider of sanitizing products that are free of toxins and harmful residues associated with traditional chemically based disinfecting and cleaning agents. Our products are intended to replace many of the traditional methods used in commercial and industrial disinfecting and cleaning. Our products also have many consumer household applications. Our products have been tested in laboratories and also used in commercial applications. The products will range from carpet cleaning agents to products used for the sanitation of agricultural products, red meats and poultry.

Results Of Operations
---------------------

         (a) Six-month Periods Ended June 30, 2002 and June 30, 2001.

         Our revenues decreased by $11,733 or 10.9% to $95,000 for the six-month period ended June 30, 2002 compared to revenues of $106,733 for the six-month period ended June 30, 2001. The decrease in revenues was due to a relative decrease in generator sales to carpet cleaning businesses, especially in the first quarter of 2002. Generator sales to carpet cleaning businesses improved in the second three-month period of 2002 compared to the first three-month period of 2002 and should remain constant or increase in the coming 12 months. In addition, we expect revenues from the sale of disinfectant products to commence in the next 12 months. The disinfectant products are being developed with the intention to target businesses in the meat industry that require chemicals to disinfect their meat products and processing facilities. Currently we have no products or packaging designs. A failure to develop products, bring them to market or obtain market acceptance will negatively affect our revenue related projections.

         Cost of sales decreased by $13,474 or 27.5% to $35,418 for the six-month period ended June 30, 2002 compared to cost of sales of $48,892 for the six-month period ended June 30, 2001. The decrease in cost of sales was a result of decreased generator sales in the six-month period ended June 30, 2002 compared to the comparative 2001 period.

         Research and development expenses for the six-month period ended June 30, 2002 were $128,866, an increase of $124,431 or 2,805.6% from expenses of $4,435 for the six-month period ended June 30, 2001. The marked increase in research and development expenses was due to internal development of electrolysis generator technology to be implemented in our P-7000 generator. We expect research and development expenses to continue to increase in 2002 due to our internal technology development efforts.

         Sales and marketing expenses for the six-month period ended June 30, 2002 were $10,419, an increase of $7,319 or 236.1% from sales and marketing expenses of $3,100 for the six-month period ended June 30, 2001. In 2002 we anticipate increased marketing effort with more trade show activity and increased travel expenditure in future months. This trend is expected to continue.

         General and administrative costs were $127,102 for the six-month period ended June 30, 2002, a decrease of $73,796 or 36.7%, as compared to $200,898 for the six-month period ended June 30, 2001. This is primarily due to our former president Brian Warren's salary of nearly $12,000 per month which was paid monthly during the six-month period ended June 30, 2001, but was not paid in the six-month period ended June 30, 2002.


         Interest and other expense net was $147,896 for the six-month period ended June 30, 2002, compared to no interest or other expenses booked in the six-month period ended June 30, 2001. The increase was primarily due to interest, fees and amortization of debt discount related to convertible promissory notes issued by Castle Arch Bridge Fund, L.L.C. in December 2001 and June 2002. Interest for six months to June 1, 2002 was paid upon the execution of the note. Interest expenses related to the December 2001 convertible promissory note re-commences in June 2002 and will continue until such time as the note is repaid or converted to equity. Interest expenses related to the June 2002 convertible promissory note will re-commence in December 2002 and will continue until such time as the note is repaid or converted to equity.


         Our net loss for the six-month period ended June 30, 2002 increased by $157,649, or 104.69%, to a net loss of ($308,241) from a net loss of ($150,592)
in the comparable six-month period ended June 30, 2001. The increased loss is the result of fewer sales, increased research and development expenses, and financing costs during the six-month period ended June 30, 2002.

         (b) Fiscal Year Ended December 31, 2001 and December 31, 2000

         Revenues for the year ended December 31, 2001 were $62,955, an increase of $50,221 or 394.4% from revenues of $12,734 for the year ended December 31, 2000. Our revenues for the year ended December 31, 2001 reflect operations for a full 12 months, where the comparative revenues for the year ended December 31, 2000 include operations for only a few months in the latter part of 2000 because we were only recently formed in 2000. In addition, revenue increased primarily as a result of sales of generators to carpet cleaning businesses. The carpet cleaning businesses that we sold to during the year ended December 31, 2001 either did not exist or were in the start-up phase the year ended December 31, 2000. We expect the sales of generators to carpet cleaning businesses to remain constant or increase in the coming year.

         Cost of sales for the year ended December 31, 2001 were $69,515, an increase of $58,820 or 549.98% over cost of sales of $10,695 for the year ended December 31, 2000. The increase in cost of sales was a result of increased generator sales. Cost of sales does not include consulting fees.

         Research and development expenses for the year ended December 31, 2001 were $35,666, an increase of $23,723 or 198.64% from expenses of $11,943 for the year ended December 31, 2000. This trend of increased research and development expenses has increased in 2002 due to our internal development of electrolysis generator technology.

         Sales and marketing expenses for the year ended December 31, 2001 were $5,696, an increase of $346 or 6.47% from sales and marketing expenses of $5,350 for the year ended December 31, 2000.

         General and administrative costs were $299,322 for the year ended December 31, 2001, an increase of $66,431 or 28.5%, as compared to $232,891 for the year ended December 31, 2000. This is primarily due to our former president Brian Warren's salary of nearly $12,000 per month commenced in October 2000 and was paid monthly through September 1, 2001.


         Interest and other expense net was $122,724 for the year ended December 31, 2001, compared to no interest or other expenses booked in the year ended December 31, 2000. The increase was primarily due to interest, fees and amortization of debt discount related to a convertible promissory note issued by Castle Arch Bridge Fund, L.L.C. on December 1, 2001.


         Our net loss for the 2001 fiscal year increased by $57,430, or 23.24%, to a net loss of ($304,580) from a net loss of ($247,150) in the comparable 2000 period. The increased loss is the result of an upsurge of general and administrative expenses, increased research and development expenses, and financing costs.

Liquidity And Capital Resources
-------------------------------

         At June 30, 2002, we had cash and cash equivalents of $33,982, an increase of $15,794 from $18,188 at June 30, 2001. We have continuing operating losses of $308,241 through the second quarter of 2002, in addition to a net loss of $304,580 for the year ended December 31, 2001. In the event this offering is sold and in order to continue operations beyond the next twelve months, additional funding may be required. In addition, we will require additional funding to finance growth and achieve our strategic objectives. Management is actively pursuing additional sources of funding. In addition, management is also looking to increases in cash flows through increases in revenue.


         We received financing in December 2001 and June 2002, the net proceeds of which totaled $187,790 and $118,720, respectively. The December 2001 and June 2002 financings are sufficient to carry us through November 2002. We will need to complete additional financings in 2002 in order to continue operations. As stated above we need additional cash to support our investment in our business. If we do not raise sufficient funds, we also may not be able to fund expansion, take advantage of future opportunities, meet our existing debt obligations or respond to competitive pressures or unanticipated requirements. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, inability to establish a public market for our common stock, or once we have a market for our common stock, a subsequent decline in the trading price of our common stock and the downturn in the U.S. stock and debt markets could make it more difficult for us to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Further, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT


         The following table presents information about the beneficial ownership of our common stock as of September 6, 2002 by:


         o each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

         o        each of our directors;

         o        each of our named executive officers;

         o each of the persons who served as our chief executive officer during our fiscal year ended December 31, 2001; and

         o        all directors and executive officers as a group.


         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. The percentage of beneficial ownership is based on 2,810,535 shares of common stock outstanding as of September 6, 2002.

                                                  Number of
                                                   Shares        Percentage of
                                                Beneficially         Shares
Name and Address of Beneficial Owner                Owned       Outstanding (1)
------------------------------------           --------------   ----------------
Merlin Oakey Baker Family Living Trust (2)         150,659            5.36%
  3760 S. Highland Dr. #500
  Salt Lake City, UT 84106

Marian Johnson Baker Family Living Trust (3)       156,808            5.58%
  3760 S. Highland Dr. #500
  Salt Lake City, UT 84106

Kirby D. Cochran  (4)                              407,467           14.50%
  692 E. 1780 N.
  Orem, UT 84097

EOWORP, LLC (5)(6)(7)                              715,134           25.44%
  2802 Flagstone
  Garland, TX 75044

Gene Harkins (8)                                   307,467           10.94%
  3760 S. Highland Dr. #500
  Salt Lake City, UT 84106


Brian W. Warren (9)                                307,467           10.94%
50 Highland Park Drive
Sharpsburg, GA 30277


All current directors and executive
 officers as a group (4 persons)                 2,045,002           72.76%
-----------------------
(1)      Does not contemplate the purchase of shares offered herein.
(2) Merlin O. Baker, our former secretary and former director, has beneficial ownership of the Merlin Oakey Baker Family Living Trust
(3) Merlin O. Baker, our former secretary and former director, has beneficial ownership of the Marian Johnson Baker Family Living Trust
(4) Mr. Cochran a former member of our board of directors owns more than 5% of our common stock.
(5) Gaylord Karren our president, secretary, chief executive officer, chief financial officer, chief accounting officer and chairman of the board owns 2.5% of EOWORP, LLC.
(6) John Hopkins a former member of our board of directors and former vice president owns 2.5% of EOWORP, LLC.
(7)      Jim Stone, 1464 W. 40 S. Suite #300, Lindon UT 84042-1629 owns 95% of
         EOWORP, LLC.
(8) Gene Harkins is our chief technical officer and a member of our board of directors.

(9)      Brian W. Warren is our former president.


         We are not aware of any arrangements that at a latter date may result in a change in our control.

                          DIRECTORS, EXECUTIVE OFFICERS
                      AND SIGNIFICANT EMPLOYEES AND PARTIES

Officers and Directors
----------------------

         The following table sets forth the names, age, and position of each of our directors and executive officers. Our bylaws require at least five directors. We intend to hold a shareholder meeting in the last quarter of 2002 where we plan to have an additional three directors added to our board of directors by vote of the shareholders. We anticipate that shareholders of record one month prior to meeting will have an opportunity to vote in the election of these directors.

     Name and Address            Age            Position and Office Held
     ----------------            ---            ------------------------
Gaylord Karren                   54      President, Secretary Chief Executive
   1464 W. 40 S. Suite #100              Officer, Chief Financial Officer, Chief
   Lindon UT 84042-1629                  Accounting Officer, Chairman Of The
                                         Board Of Directors

Gene Harkins                     50      Chief Technology Officer, Director
   3760 S. Highland Dr. #500
   Salt Lake City, UT 84106

         Gene Harkins and Gaylord Karren became officers and directors in connection with our organization in March 2000. The term of office of each officer and director is one year or until his successor is elected and qualified.

Biographical Information
------------------------

         Set forth below is biographical information for each officer and director. No person other than officers and directors will currently perform any of our management functions.

Gene Harkins
------------

         Gene Harkins is one of our co-founders, directors and our former president. He is the founder of Mizutek International, a water purification marketing company. For the past five years, Mr. Harkins has been developing electrolyzed water technology and applications and marketing water purification electrolyzing and purification machines. Mr. Harkins holds a bachelors of science, masters degree and doctor of naturopathic studies from the Clayton College of Natural Health in Birmingham, Alabama.

Gaylord Karren
--------------

         Gaylord Karren is one of our co-founders, chairman of our board and our chief executive officer. Prior to founding us, Mr. Karren co-founded and managed Venturi Technologies, Inc., which up until the time of his resignation in February 2000, was the nation's largest independent and only publicly traded carpet cleaning company. He was chairman and chief executive officer of Venturi and its predecessors in interest from 1992 through February 2000. Mr. Karren holds a bachelor of science degree from Brigham Young University in finance and banking.

Executive and Director Compensation
-----------------------------------

         Our directors are not compensated for their service as directors. However, several of our directors had arrangements with us during the fiscal year ended December 31, 2001 where they were paid fees for consulting. The consulting fees are related to our business operations and research and development. The consulting fees are not governed by any oral or written contract. Certain of our directors may continue to receive fees from us related to consulting fees in the foreseeable future. The following table sets forth all compensation awarded, earned or paid for services rendered in all capacities to us during fiscal 2000 and 2001 to:

         o Each person who served as our chief executive officer during 2001; and

         o Our other executive officers whose total annual salary and bonus in 2001 exceeded $100,000.

         o Each director who received consulting fees from us during 2001.

                                            Summary Compensation Table
                                                                                                     Long Term
                                                                 Annual Compensation (1)          Compensation (1)
                                                              ------------------------------    ---------------------
                                                                                                     Securities
                                                                                                    Underlying
  Name and Principal Position                          Year    Salary ($) (8)    Bonus ($)            Options
  ---------------------------                          ----    ----------        ---------       ---------------------
  Gaylord Karren                                      2001         19,250           ---                  ---
     Vice president and president, secretary,         2000         30,000           ---                  ---
     chief executive officer, chief financial
     officer, chief accounting officer and
     chairman of the board (2)

  Gene Harkins                                        2001         11,250           ---                  ---
     Chief technology officer and director (3)        2000         30,000           ---                  ---
  Brian Warren                                        2001         83,333           ---                  ---
     President (4)                                    2000         31,250           ---                  ---

  Merlin O. Baker                                     2001         11,250           ---                  ---
     Secretary and director (5)                       2000         30,000           ---                  ---
  John Hopkins                                        2001         11,250           ---                  ---
     Vice president and member of the board of        2000         30,000           ---                  ---
     directors (6)
  William Hahn                                        2001          3,750           ---                  ---
     Vice President and member of the board of        2000         15,000           ---                  ---
     directors (7)
-----------

(1) Amounts for fiscal year 2001 and 2000 reflect compensation awarded, earned or paid for services rendered in all capacities to us. $3,518 of the total compensation amounts disclosed above have not yet been paid. The deferred amounts will be paid to the respective officers and directors at a future time.
(2) Mr. Karren served as one of our vice presidents from March 2000 until his resignation in October 2000, and currently serves as our president, secretary, chief executive officer, chief financial officer, chief accounting officer and chairman of the board.
(3) Mr. Harkins served as our president from May 2000 through his resignation in October 2000 when he was replaced by Brian Warren. Mr. Harkins currently serves as our chief technology officer and has served as director since March 2000.

(4) Mr. Warren was appointed our president in October 2000, upon the resignation of Gene Harkins, and resigned in November 2001. Mr. Warren served as a director from November 2000 to November 2001.
(5)      Mr. Baker served as our secretary and director from March 2000 to April
         2002.
(6) Mr. Hopkins served as one of our vice presidents from March 2000 and resigned in October 2000, and served as director from March 2000 until his resignation December 31, 2001.
(7) Mr. William Hahn served as one of our vice presidents in March 2000 and resigned in November 2000, and has served as director in March 2000 and resigned in November 2000.
(8) All payments to Gaylord Karren, Gene Harkins, Merlin Baker and John Hopkins booked as consulting fees.


Significant Employees
---------------------

         Except for our officers and directors, we have no significant employees.

Option Grants
-------------

         We did not grant any options to our executive officers in the fiscal year ended December 31, 2001.

Option Exercises and Year-End Option Values
-------------------------------------------

         None of our executive officers held any options as of December 31, 2001.

Employment Agreements
---------------------

         None.

Significant Parties
-------------------

         Set forth below are the names and business and residential addresses, as applicable, for the following "significant parties":

(1)  Officers and Directors                  See " SECURITY OWNERSHIP OF CERTAIN
                                             BENEFICIAL OWNERS AND MANAGEMENT".

(2)  Record owners and beneficial            See " SECURITY OWNERSHIP OF CERTAIN
     owners of 5% or more of any class       BENEFICIAL OWNERS AND MANAGEMENT".
     of our securities:

(3)  Promoters:                              Gaylord Karren, and our officers
                                             and directors.

(4)  Affiliates:                             None, except for officers and
                                             directors.

(5)  Counsel to the Issuer:                  David S. Hunt, Esq.
                                             1192 E. Draper Parkway #421
                                             Draper, UT 84020

Involvement In Certain Legal Proceedings
----------------------------------------

         Gaylord Karren, president, secretary, chief executive officer, chief financial officer, chief accounting officer and chairman of the board, and John Hopkins, one of our former directors and former vice president, are former executive officers of Venturi Technologies, Inc, a national carpet cleaning company. Mr. Karren served as Venturi Technologies' chairman and chief executive officer and Mr. Hopkins served as its president until their resignation in February 2000. At the time of their resignation, Venturi Technologies was not profitable and had annual losses near ten million dollars.

         On February 12, 2001, one year following Messrs. Karren's and Hopkin's resignation from their positions as executive officers at Venturi Technologies, it filed for Chapter 11 bankruptcy in the United States Bankruptcy Court, Southern District of Texas (Houston). Venturi Technologies had become overly burdened with debt and is seeking a Chapter 11 in an effort to reorganize its debts and continue operations. As of the filing date of this registration statement, Venturi Technologies remained under the protection of U.S. bankruptcy laws.


         On March 22, 2002 Gaylord Karren, president, secretary, chief executive officer, chief financial officer, chief accounting officer and chairman of the board filed for personal bankruptcy in the United States Bankruptcy Court for the District of Utah, pursuant to Chapter 7 of the United States Bankruptcy Code in order to discharge his personal debts. Mr. Karren was unable to perform a personal guarantee of a third party debt.

                           INTEREST OF MANAGEMENT AND
                         OTHERS IN CERTAIN TRANSACTIONS

         The following are certain transactions involving our officers, directors and shareholders owning more than 10% of our outstanding stock. We believe that the terms of these transactions are at least as favorable to us as we would expect to negotiate with unrelated third parties.

Management and Consulting Fees
------------------------------


         Between our founding in March 2000 and December 31, 2001, we paid management and legal fees totaling $201,550, as follows: $49,250 to Gaylord Karren, and $41,250 to Gene Harkins, Merlin Baker, and John Hopkins, respectively. Messrs. Karren, Harkins, Baker and Hopkins are our shareholders and former or current officers and directors. The management and consulting fees were for services rendered to us in lieu of wages. In addition to the fees already paid, an additional $3,518 remains outstanding and will be paid in the future. In addition to the amounts already paid and amounts outstanding, additional fees are currently accruing in 2002. We expect such management and legal fees to continue in the foreseeable future. In addition to consulting fees, we paid approximately $115,000 in total salary to Brian Warren who served as our president from October 2000 to November 2001.


Sale of Products to Affiliates of Shareholders
----------------------------------------------

         During 2001, we made a gross profit of $23,410 on $61,388 in revenues from generator sales we made to a carpet cleaning entity owned at the time by Kirby D. Cochran, one of our beneficial shareholders. The sales to affiliates of our shareholders constituted almost half of our gross profits in 2001. We expect such sales to continue in the foreseeable future.

Purchase of Products from Affiliates of Shareholders
----------------------------------------------------

         In 2000, we purchased generators for resale from Mizutek International, an entity owned by Gene Harkins, a founder, shareholder, director and chief technical officer. The amounts paid to Mizutek International for the generators totaled $116,002.

Funding of Affiliate Entities
-----------------------------

         Between our founding in March 2000 and December 31, 2001, we funded some of the operating expenses of H2O AquaCare Franchising Systems, Inc. Gaylord Karren, one of our officers and directors owns 1.4% of the common stock of H2O AquaCare Franchising Systems, Inc., and Kirby D. Cochran, a beneficial owner of over 10% of our common stock, owns 7.8% of the common stock of H2O AquaCare Franchising Systems. We anticipate that H2O AquaCare Franchising Systems, Inc. will purchase generators from us for use in its carpet cleaning businesses. Currently, H2O AquaCare Franchising Systems, Inc. owes us a net total of $60,735.

Financing
---------

         In December 2001, we obtained bridge loan funding from an affiliate of Kirby D. Cochran, who is a beneficial owner of over 10% of our common stock. The bridge loan was $211,000 bearing interest at 12.00% per annum, and due on June 3, 2002. In conjunction with the funding, we issued stock purchase warrants as an inducement to obtaining the loan. The stock purchase warrants were exercised in May 2002 resulting in the purchase of 211,000 shares of our common stock for $211.00. We prepaid interest of $12,660 to the lender, which was deducted from the loan proceeds. Loan origination fees were also paid out of loan proceeds. Upon the written approval of the lender, we may extend principal repayment for up to two consecutive three month periods in exchange for our issuance of an additional 52,750 shares of our common stock, per three month extension, at the price of $0.01 per share, plus additional interest. The loan is convertible, in the sole discretion of the lender, into 211,000 shares of our common stock at a conversion price of $1.00 per share. Conversion of the debt into common stock will transpire immediately upon written demand by the lender.

         In June 2002, the same affiliate of Kirby D. Cochran lent us $29,214 at nearly identical terms to the December 2001 loan, including 12% annual interest rate and 6 month term. The June 2002 note allows the extension of principal repayment for up to two consecutive three-month periods in exchange for our issuance and sale of an additional 5,000 shares of our common stock, per three-month extension, at the price of $0.10 per share. In correlation with the convertible promissory note, we issued stock purchase warrants allowing the lender to purchase 50,000 shares of our common stock at an exercise price of $0.50 per share.

                            DESCRIPTION OF SECURITIES

General
-------

         We are authorized to issue 50,000,000 shares of common stock, par value $0.0001 per share, of which 2,810,535 shares are issued and outstanding. We are not authorized to issue any shares of preferred stock.

Common Stock
------------

         Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. Our board of directors has authority, without action by the stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership of the stockholders and which may dilute the book value of the common stock.

         Shareholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of common stock, when issued, will be fully paid and non-assessable. We currently do not accumulate money on a regular basis in a separate custodial account, commonly referred to as a sinking fund, to be used to redeem debt securities.

         Holders of common stock are entitled to receive dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We have not paid dividends on common stock and do not anticipate that we will pay dividends in the foreseeable future.

Resale of Outstanding Shares
----------------------------

         All 2,810,535 shares of the common stock presently issued and outstanding are "restricted securities" as that term is defined in Rule 144 adopted under the Securities Act. Rule 144 provides, in essence, that as long as there is publicly available current information about an issuer, a person holding restricted securities for a period of at least one year may sell in each 90 day period, provided he is not part of a group acting in concert, an amount equal to the greater of the average weekly trading volume of the stock during the four calendar weeks preceding the sale or 1% of the issuer's outstanding common stock. Consequently, the majority of the 2,810,535 shares of common stock currently issued and outstanding will have been held for one year within the meaning of Rule 144 and may be eligible for resale in accordance with such volume restrictions. In addition, upon effectiveness of this prospectus, 516,666 shares now issued and outstanding may be eligible for resale without regard to such restrictions if the holders of such shares do not become our affiliates and will not have been so for three months prior to such sale.

         Upon completion of this offering, we intend to grant our placement agents in this offering, warrants to purchase up to 16,500 shares of our common stock. In addition we have already issued warrants to purchase 150,000 shares of our common stock to others. The exercise of the warrants would increase the amount of our outstanding stock. These warrants and the underlying common stock shares are restricted securities. The holding period under Rule 144, as discussed above, will not commence until the warrants are exercised and common stock is purchased by the warrant holder.

         We contemplate that Gene Harkins and Gaylord Karren, holders of outstanding shares who serve as officers or directors, will continue to be our affiliates over the next several years, and will be, therefore, subject to the restrictions described above. Sales under Rule 144 or otherwise may, in the future, cause the price of the common stock to drop in any market that may develop.

Transfer and Warrant Agent
--------------------------

         Our transfer agent is Interwest Transfer Company, Inc., 1981 East Murray-Holladay Road, Holladay, UT 84117.

                              PLAN OF DISTRIBUTION


         We are offering the common stock to the public on a "200,000 share minimum, 1,000,000 share maximum" basis. There can be no assurance that any of the shares will be sold. Rule 10b-9 of the Securities Exchange Act of 1934 requires that if we fail to sell our minimum number of shares by February 10, 2003, the date we have established as our minimum share sales deadline, we must promptly refund investor money. The SEC has taken the position that "promptly" means the next business day or as soon as possible after the termination of the offering. If we do not sell at least 200,000 shares by February 10, 2003, the offering will be terminated and subscription payments, without paying interest or deducting expenses, will be dispatched on February 10, 2003, via overnight mail, to the last known address of each respective subscriber. If the minimum number of shares are sold by February 10, 2003, the offering will continue until all offered shares are sold, or the offering is terminated by us, whichever occurs first.

         We do not have arrangements to place subscription proceeds in an escrow account. However, subscription proceeds will be deposited into a separate proceeds account controlled by us pending receipt of subscriptions totaling $400,000 or termination of the offering. All subscription payments should be made payable to "ELECTRIC AQUAGENICS UNLIMITED, Inc. Proceeds Account." We will deposit subscription payments no later than Noon of the next business day following receipt in the proceeds account maintained at BankOne, East Bay Branch, 1177 South, University Avenue, Provo, Utah 84601, pending the sale of at least 200,000 shares by February 10, 2003. The subscription payments will only be released from the proceeds account if the minimum number of shares is sold or for the purpose of refunding subscription payments to the subscribers. Subscribers will not have the use or right to return of such funds during this period, which may last several months.

         We intend for the shares of common stock in this offering to be offered and sold by placement agents, which will receive a 10% commission on shares that they sell, plus a 3% non-accountable expense allowance. In addition, Placement agents will be entitled to warrants to purchase up to 2% of the common stock they sell in the offering at a price of $2.50 per share. The Placement agent warrants may be exercised beginning one year from the closing date of the public offering, and will expire five years from that date. All participating placement agents selling this offering will be registered broker-dealers or associated persons of registered broker-dealers. The placement agent shall not be entitled to commissions until such time as a minimum of $400,000 has been raised. None of our employees, members of our management or board of directors will offer or sell common stock in this offering.

         There are no formal arrangements between us and our officers and directors pursuant to which shares in the offering will be reserved for sale to person(s) designated by the officers and directors or their affiliates. However, officers and directors and their affiliates, may purchase shares in the offering in an aggregate amount of not more than 20% of all offered shares, or 200,000 shares of the 1,000,000 offered. Our officers and directors will not purchase any stock in order to satisfy the minimum sales requirement of this offering. Stock purchased by our officers and directors will be for investment and not for rapid resale.

         Since we are not utilizing the services of an underwriter for the offer and sale of the shares in this offering, the independent "due diligence" review of our affairs and financial condition that is usually performed by an underwriter has not been performed with respect to this offering. In addition, since the offering is not being underwritten by a broker-dealer which would ordinarily be expected to publish quotations for and make a market in the offered securities following the offering, no assurance can be given that any market for the common stock will develop following the offering or, that if such a market should develop, it will be maintained. We have not had any discussions with any broker-dealer firms regarding the possibility of making a market in the common stock following the offering.

         Our common stock might be defined as a "penny stock" pursuant to Rule 3a51-1 under the Securities and Exchange Act of 1934 if the shares were to be traded at a price less than $5 per share, if we had not yet met certain financial size and volume levels, and if the shares were not registered on a national securities exchange or quoted on the NASDAQ system. A "penny stock" is subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Commission. Those rules require securities broker-dealers, before effecting transactions in any "penny stock," to (a) deliver to the customer and obtain a written receipt for a disclosure document set forth in Rule 15g-10 (Rule 15g-2), (b) disclose certain price information about the stock (Rule 15g-3), (c) disclose the amount of compensation received by the broker-dealer (Rule 15g-4) or any "associated person" of the broker-dealer (Rule 15g-5), and (d) send monthly statements to customers with market and price information about the "penny stock" (Rule 15g-6). Our common stock could also become subject to Rule 15g-9, which requires the broker-dealer, in some circumstances, to approve the "penny stock" purchaser's account under certain standards and deliver written statements to the customer with information specified in the rules. (Rule 15g-9) These requirements discourage broker-dealers from effecting transactions in "penny stocks" and may limit the ability of purchasers in this offering to sell their shares into any secondary market for our common stock.

         We have arbitrarily determined the initial public offering price of the shares and it bears no relationship to our book value, earnings, or any other recognized criteria of value.

                                LEGAL PROCEEDINGS


         William K. Sadleir, DeAnn Sadleir v. Electric Aquagenics Unlimited. On September 14, 2001, shareholder William K. Sadleir and his wife DeAnn Sadleir, filed suit against us in the State of Utah, Third Judicial District Court in Salt Lake City, Utah alleging that they never received confirmation in writing to confirm their investment into us and were unsure of the nature of the investment. The Sadleirs' complaint demands the return of their $50,000 investment, costs, 12% interest and attorneys fees. We answered their complaint and sent them the stock certificate evidencing their investment which had been issued around the time of the Sadleirs' investment. There has been no disposition reached in the lawsuit as of September 6, 2002


         We are not a party to any other material legal proceedings.

                                  LEGAL MATTERS

         David Hunt, Esq., Attorney at Law will opine on the legality concerning the issuance of shares of common stock offered in this registration. As of the date of this prospectus, David S. Hunt, beneficially owns an aggregate of 102,376 shares of our Common Stock.

                                     EXPERTS

         Our financial statements at December 31, 2001 and 2000, and for the year ended December 31, 2001 and the period from our inception on March 6, 2000 through December 31, 2000, appearing in the prospectus have been audited by Child, Sullivan & Company, PC independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               FURTHER INFORMATION

         We are subject to the reporting requirements of the SEC. In the future, we intend to file periodic reports, proxy statements and other information with the SEC as required by the Securities Exchange Act of 1934, as amended. We will provide without charge to each person who receives a copy of this prospectus, upon written or oral request, a copy of any information that is incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Requests should be directed to:

         Gaylord Karren
         Chief Executive Officer
         Electric Aquagenics Unlimited, Inc.
         1464 W. 40 S. Suite #200
         Lindon UT 84042-1629
         Phone (801) 443-1031

         We have filed a registration statement on Form SB-1 under the Securities Act of 1933 Act, as amended, with the SEC in connection with the securities offered by this prospectus. This prospectus does not contain all of the information that is in the registration statement, you may inspect without charge, and copy our filings, at the public reference room maintained by the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of this material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates.

         Information about the public reference room is available from the commission by calling 1-800-SEC-0330.

         The Commission maintains a web site on the Internet that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of the site is www.sec.gov. Visitors to the site may access such information by searching the EDGAR archives on this web site.

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any information that is different.

         We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where such offers and sales are permitted.

         The information contained in this prospectus is accurate only as of the date of this prospectus.

                       ELECTRIC AQUAGENICS UNLIMITED, INC.
                          Audited Financial Statements

                           December 31, 2001 and 2000

                       Electric Aquagenics Unlimited, Inc.

                              Financial Statements


                           December 31, 2001 and 2000


                                    Contents

         Accountant's  Report.............................................F-3

         Financial Statements

         Balance Sheets ..................................................F-4
         Statements of Operations ........................................F-5
         Statements of Changes in Stockholders' Equity....................F-6
         Statements of Cash Flows.........................................F-7
         Notes to Financial Statements ...................................F-8

                         Independent Accountants' Report


Board of Directors and Stockholders
Electric Aquagenics Unlimited, Inc.


We have audited the balance sheets of Electric Aquagenics Unlimited, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2001 and the period from March 3, 2000 (date of inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electric Aquagenics Unlimited, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and the period from March 3, 2000 (date of inception) to December 31, 2000, in conformity with generally accepted accounting principles.


/s/ Child, Sullivan & Company

Child, Sullivan & Company
February 22, 2002

                                         Electric Aquagenics Unlimited, Inc.

                                                   Balance Sheets

                                                                              June 30                      December 31
                                                                        2002           2001            2000           2001
                                                                     -----------    -----------     -----------    -----------
                                                                     (unaudited)
ASSETS
Current assets:
   Cash                                                              $    33,982    $    18,188     $   105,330    $    52,566
   Accounts receivable, less allowance for
     doubtful accounts of $0 in 2001 and of $1,000
     in 2000                                                              50,000          8,582               -         13,884
   Accounts receivable-related parties - (note 3)                        103,574         23,953          68,674         14,425
   Inventories                                                           174,611        187,752         210,029        176,064
   Prepaid rent -current portion - (note 2)                               12,000              -          12,000             -
                                                                     -----------    -----------     -----------    -----------
Total current assets                                                     374,167        238,475         396,033        256,939

Fixed assets:
   Computers                                                              18,678         18,678          18,678         17,296
   Furniture & fixtures                                                    1,281          1,281           1,281          1,281
   Machinery & equipment                                                   1,372          1,372           1,372          1,372
                                                                     -----------    -----------     -----------    -----------
   Total fixed assets                                                     21,331         21,331          21,331         19,949
   Less accumulated depreciation                                         (11,922)        (4,102)         (8,862)        (2,734)
                                                                     -----------    -----------     -----------    -----------
Net fixed assets                                                           9,409         17,229          12,469         17,215

Other assets:
   Prepaid rent-less current portion- (note 2)                             1,000              -           7,000              -
   Deposits                                                                1,552          1,552           1,552              -
                                                                     -----------    -----------     -----------    -----------
Total other assets                                                         2,552          1,552           8,552              -
                                                                     -----------    -----------     -----------    -----------
Total assets                                                         $   386,128    $   257,256     $   417,054    $   274,154
                                                                     ===========    ===========     ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued expenses                                  56,488    $    19,497     $    23,702    $    13,604
   Accounts payable-related parties - (note 3)                                 -              -           3,518          7,600
   Short-term notes and convertible debentures                           121,400              -               -              -
   Convertible bridge loans- related parties - (note 3)                  236,000              -         211,000              -
   Less: debt discount - (notes 3 and 4)                                 (36,540)             -        (100,436)             -
                                                                     -----------    -----------     -----------    -----------
Total current liabilities                                                377,348         19,497         137,784         21,204

Stockholders equity (note 4):
   Common stock, par value $.0001 per share;
     50,000,000 authorized shares; 2,374,135 and
     2,599,535 shares issued and outstanding in
     2001 and 2000, respectively                                             471            251             260            237
   Additional paid in capital                                          1,019,740        635,249         935,740        499,863
   Retained earnings (deficit)                                        (1,011,431)      (397,741)       (656,730)      (247,150)
                                                                     -----------    -----------     -----------    -----------
Total stockholders' equity                                                 8,780        237,759         279,270        252,950
                                                                     -----------    -----------     -----------    -----------
Total liabilities and stockholders' equity                           $   386,128    $   257,256     $   417,054    $   274,154
                                                                     ===========    ===========     ===========    ===========


                                                See notes to financial statements.

                                                               F-4

                               Electric Aquagenics Unlimited, Inc.

                                    Statements of Operations

                                                                                                  Period from
                                                                                     Year        March 3, 2000
                                                        For the Six Months          Ended     (date of inception)
                                                          Ended June 30             Dec. 31,   ended to  Dec. 31,
                                                       2002          2001            2001            2000
                                                    -----------    -----------    -----------  -------------------
                                                     (unaudited)
Revenues
Regular sales                                       $    95,000    $   106,733    $    62,955     $     12,734
Sales to affiliates and shareholders, net of
   discounts of $5,060 and $1,150 - note 3                    -              -         61,388              995
Cost of goods sold                                      (35,418)       (48,892)       (69,515)         (10,695)
                                                    -----------    -----------    -----------     ------------
Gross Profit                                             59,582         57,841         54,828            3,034
Other Expenses
   Other general and administrative                      76,554        130,422        206,644           52,157
   Advertising                                           10,419          3,100          5,696            5,350
   Management, legal and consulting fees paid
     to affiliates or shareholders - note 3              40,488         69,108         86,550          178,000
   Research and development                             128,866          4,435         35,666           11,943
   Depreciation                                           3,060          1,368          6,128            2,734
   Rents                                                  7,000              -          1,000                -
                                                    -----------    -----------    -----------     ------------
Total other expenses                                    266,387        208,433        341,684          250,184

Net operating loss                                     (206,805)      (150,592)      (286,856)        (247,150)
Other income (expense)
   Interest - related party - note 3                   (116,256)             -       (122,724)               -
   Interest - other - note 3                            (31,640)             -              -                -
                                                    -----------    -----------    -----------     ------------
Net loss before income taxes                           (354,701)      (150,592)      (409,580)        (247,150)
   Tax (expense) benefit                                      -              -              -                -
                                                    -----------    -----------    -----------     ------------
                                                    $  (354,701)   $  (150,592)   $  (409,580)    $   (247,150)
                                                    ===========    ===========    ===========     ============

Net loss per share                                  $      (.13)   $      (.06)   $      (.16)    $       (.12)
                                                    ===========    ===========    ===========     ============

Weighted average shares outstanding                   2,634,702      2,374,135      2,505,618        2,038,302
                                                    ===========    ===========    ===========     ============



                                       See notes to financial statements.

                                                     F-5

                                      Electric Aquagenics Unlimited, Inc.

                                  Statements of Changes in Stockholders' Equity



                                              Common Stock                 Additional         Retained
                                      --------------------------------      Paid in           Earnings
                                         Shares            Amount           Capital          (deficit)         Total
                                      -------------    ---------------    --------------  --------------  ---------------
Balance at March 3, 2000                          -    $             -    $            -  $            -  $             -
  (date of inception)

Common stock issued for cash              2,374,135                237           499,863               -          500,100

Net loss                                          -                  -                 -        (247,150)        (247,150)
                                      -------------    ---------------    --------------  --------------  ---------------

Balance at December 31, 2000              2,374,135                237           499,863        (247,150)         252,950

Common stock issued for cash                225,400                 23           225,377               -          225,400

Detachable warrants issued
  for bridge loan-related party                   -                  -           105,500               -          105,500

Issuance of debt with beneficial
  conversion feature                              -                  -           105,000               -          105,000

Net loss                                          -                  -                 -        (409,580)        (409,580)
                                      -------------    ---------------    --------------   -------------  ---------------

Balance at December 31, 2001              2,599,535                260           935,740        (656,730)         279,270

Exercise of Common Stock
  warrants (unaudited)                      211,000                211                 -               -              211

Detachable warrants issued
  for bridge loan-related party
  (unaudited)                                     -                  -            14,000               -           14,000

Detachable warrants issued
  with convertible debt
  (unaudited)                                     -                  -            28,000               -           28,000

Issuance of debt with beneficial
  conversion feature
  (unaudited)                                     -                  -            42,000               -           42,000

Net loss - June 30, 2002
  (unaudited)                                     -                  -                 -        (354,701)        (354,701)

Balance at June 30, 2002
  (unaudited)                             2,810,535    $           471    $    1,019,740  $   (1,011,431) $        (8,780)
                                      =============    ===============    ==============  =============== ===============


                                                 See notes to financial statements.

                                                               F-6

                                      Electric Aquagenics Unlimited, Inc.
                                            Statements of Cash Flows

                                                                                                             Period from
                                                                                                            March 3, 2000
                                                                                                         (date of inception)
                                                            For the Six Months Ended         Year Ended           to
                                                                     June 30,               December 31,     December 31,
                                                               2002             2001           2001              2000
                                                        --------------     -------------   -------------  ------------------
                                                           (unaudited)
Operating activities
Net loss                                                $     (354,701)    $    (150,592)  $    (409,580)  $     (247,150)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
   Depreciation                                                  3,060             1,368           6,128            2,734
   Allowance for doubtful accounts                                   -                 -          (1,000)           1,000
   Amortization of debt discount (interest)                    147,896                 -         122,724                -
   Changes in operating assets and liabilities:
     Accounts receivable                                       (50,000)            5,302          14,884          (14,884)
     Accounts receivable-related parties                       (34,900)           (9,528)        (54,249)         (14,425)
     Inventories                                                35,418           (11,688)        (33,965)        (176,064)
     Prepaid rent                                                6,000                 -         (19,000)               -
     Accounts payable and accrued expenses                      32,786             5,893          10,098           13,604
     Accounts payable- related parties                          (3,518)           (7,600)         (4,082)           7,600
                                                        --------------     -------------   -------------   --------------
Net cash provided by (used in) operating activities           (217,959)         (166,845)       (368,042)        (427,585)

Investing activities
   Increase in deposits                                              -            (1,552)         (1,552)               -
   Purchase of property, plant and equipment                         -            (1,382)         (1,382)         (19,949)
                                                        --------------     -------------   -------------   --------------
 Net cash used in investing activities                               -            (2,934)         (2,934)         (19,949)

Financing activities
   Proceeds from bridge loan-related parties                    25,000                 -         198,340                -
   Proceeds from short-term notes and
     convertible debentures                                    121,400                 -               -                -
   Issuance of common stock for cash                               211           135,401         225,400          500,100
                                                        --------------     -------------   -------------   --------------
Net cash provided by financing activities                      146,611           135,401         423,740          500,100
                                                        --------------     -------------   -------------   --------------
   Net increase (decrease) in cash                             (71,348)          (34,378)         52,764           52,566
Cash at beginning of period                                    105,330            52,566          52,566                -
                                                        --------------     -------------   -------------   --------------
   Cash at end of period                                $       33,982     $      18,188   $     105,330   $       52,566
                                                        ==============     =============   =============   ==============

Supplemental disclosure of non-cash
 financing activities

Detachable warrants issued with
 convertible loans                                      $       42,000     $           -   $     105,500   $            -
                                                        ==============     =============   =============   ==============


                                           See notes to financial statements.

                                                          F-7

                       Electric Aquagenics Unlimited, Inc.
                          Notes to Financial Statements
                           December 31, 2001 and 2000

1. Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Unaudited Information
The balance sheets as of June 30, 2002 and 2001, the statements of operations, changes in stockholders equity and cash flows for the six-month periods then ended have been prepared by the Company without an audit. Accordingly, they do not include all of the information and footnotes required by generally-accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Business
Electric Aquagenics Unlimited, Inc., (the Company) was incorporated on March 6, 2000 under the laws of the state of Delaware and commenced operations in September, 2000. On May 10, 2001, the Company changed its name from Primacide, Inc. to Electric Aquagenics Unlimited, Inc. The Company markets and manufactures purification equipment using technologies that sanitize and clean surfaces using water electrolysis. These products are for commercial and residential use, which the Company intends to market nationally. The Company is a successor enterprise to another company, Primacide, LLC, which was founded by certain of the Company's founders in 1998. The Company was organized with an insignificant carrying amount of the assets of Primacide, LLC.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Inventories
Inventories consist primarily of finished goods. Cost is determined principally on the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment
Property, plant and equipment is stated at cost. Depreciation is computed primarily using the straight-line method based on estimated useful lives, which range from 5 to 7 years.

Revenue Recognition
The Company recognizes revenue from product sales upon receipt and acceptance by the customer, including sales to affiliates. The Company does not have any significant remaining obligations after customer has acknowledged receipt and acceptance.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. No cash was expended in 2001 or 2000 for interest or income taxes.

                       Electric Aquagenics Unlimited, Inc.
                          Notes to Financial Statements
                           December 31, 2001 and 2000

1.  Significant Accounting Policies (continued)

Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities, as well as footnote disclosures included in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences may be material to the financial statements.

Credit Risk
The Company's customers may be affected by changing economic conditions. Management believes that its credit review procedures, and loss reserves (if any) have adequately provided for usual and customary credit-related losses. The carrying amount of trade receivables approximates fair value.

Research and Development
The Company expenses the cost of research and development as incurred. Research and development costs charged to operations were $35,666 and $11,943 in 2001 and 2000, respectively.

Advertising Costs
The Company generally expenses advertising costs as incurred. Advertising expenses included in selling expenses were $5,696 and $5,350 for the periods ending 2001 and 2000, respectively.

Earnings Per Share
The Company adopted Statement of Financial Accounting Standard No. 128, "Earnings per Share" ("SFAS No. 128"), which is effective for annual periods ending after December 15, 1997. Earnings per share (EPS) are computed based on the weighted average number of shares actually outstanding. No changes in the computation of diluted earnings per share amounts are presented since warrants granted in 2001 would have been anti-dilutive due to the Company's net reported loss (see note 4). Such warrants, totaling 211,000 shares if exercised, could potentially dilute basic EPS in the future. In addition, the Company has entered into convertible debt agreements (see note 3) representing other potentially dilutive securities totaling 211,000 shares, if converted.

                                                                  Inception
                                              Year Ended           Through
                                             December 31,        December 31,
                                                 2001                2000
                                             ------------        ------------
   Weighted average number of common
   shares used                                2,505,618           2,038,302
                                              =========           =========

                       Electric Aquagenics Unlimited, Inc.
                          Notes to Financial Statements
                           December 31, 2001 and 2000

1. Significant Accounting Policies (continued)

Stock-Based Compensation
The Company accounts for employee stock option plans under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods and Services.

Income Taxes
The Company uses the liability approach to financial accounting and reporting for income taxes. The differences between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

2. Commitments and Contingencies

The Company currently rents its facilities on a month-to-month basis for $1,000 per month. In order to secure what management felt was a beneficial lease rate, the Company prepaid its lease for the 19 months following December 31, 2001. Accordingly, prepaid rent (both long and short -term portions) has been recorded as an asset to be amortized over the term of prepayment. Interest imputed to the prepayment would not be significant and has not been calculated. The Company may request re-payment of the remaining unamortized amount if involuntarily evicted from the premises. Otherwise, the prepayment will not be refunded. Rent expense charged to operations was $1,000. Prior to December of 2001 the Company was not obligated for facilities rent.

The Company is a dependent in a lawsuit made by a shareholder demanding return of a $50,000 investment for which he received shares. The shareholder contends his investment comprises a debt instrument and is entitled to refunds plus interest, costs and fees. The Company is contesting the suit and is of the opinion it will prevail. No provision has been made as the suit has not even reached discovery phase. Management estimates the impact on net losses reported by the Company would be minimal.

3. Related Party Transactions

The Company pays management fees to entities owned by shareholders for services rendered to the corporation in lieu of wages. During 2001 and 2000, these payments totaled $ 55,300 and $105,000, respectively, of which $3,518 and $7,600 were still outstanding at December 31, 2001 and 2000.

                       Electric Aquagenics Unlimited, Inc.
                          Notes to Financial Statements
                           December 31, 2001 and 2000
      (Information pertaining to period ending June 30, 2002 is unaudited)

3. Related Party Transactions (continued)

The Company sold products to affiliates or shareholders. Total sales to these entities and cost of sales for the periods ended December 31, 2001 and 2000 are as follows:

                                          2001                   2000
                                    --------------          -------------
          Sales                     $       61,388          $         995
          Cost of sales                     32,918                    764
                                    --------------          -------------
          Gross profit                      28,470                    231
                                    --------------          -------------
          Less discounts                     5,060                      -
                                    --------------          -------------
                                    $       23,410          $         231
                                    ==============          =============


Accounts receivable from related parties for product sales were $7,939 and $1,150 for 2001 and 2000, respectively.

The Company purchased inventory from an entity owned by shareholder totaling $116,002 in 2000.

The Company paid consulting fees to an affiliate totaling $20,000 and $43,000 during 2001 and 2000, respectively.

The Company also paid legal fees to a shareholder for legal services rendered totaling $11,250 and $30,000 in 2001 and 2000, respectively.

The Company funded some of the operating expenses of H2OAqua-Care Franchising Systems, an affiliated entity whose future franchisees will be required to purchase product from the Company for use by its carpet cleaning businesses. As of December 31, 2001, the Company had financed a total of $60,735, all of which was outstanding at December 31, 2001 and of which $13,275 was outstanding at December 31, 2000. The advances bear no interest and are unsecured.

On December 4, 2001, the Company obtained bridge loan funding from an affiliate of a shareholder totaling $211,000, bearing interest at 12.00% per annum, and due on June 3, 2002. The bridge loan and accrued interest is convertible to common stock at $1.00 per share. The Company issued 211,000 warrants as an inducement to obtaining the loan (see note 4). The Company prepaid interest of $12,660 to the affiliate, which was deducted from the loan proceeds and recorded as debt discount to be amortized over the bridge loan period of six months. Loan origination fees of $10,550 were also paid from loan proceeds and charged to operations. Additional debt discount related to the note for detachable stock warrants issued under the bridge loan agreement was recorded (see note 4).

In June 2002, the affiliate provided additional bridge loan funding convertible to common stock (see note 4).

                       Electric Aquagenics Unlimited, Inc.
                          Notes to Financial Statements
                           December 31, 2001 and 2000
    (Information pertaining to the period ending June 30, 2002 is unaudited)

4. Shareholders' Equity

As consideration for making a bridge loan (see note 3) the Company issued 211,000 warrants to an affiliate of a shareholder for the purchase of common stock at $ .001 per share, exercisable through December 3, 2006. Because the warrants are detachable, the Company has recorded the fair value of the warrants as bridge loan debt discount under Accounting Principles Board (APB) #14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." The discount will be amortized over the life of the loan (six months) resulting in interest expense totaling $17,724 in 2001. The discount offsets the bridge loan payable.

In June 2002, the Company issued a convertible promissory note with a face amount of $25,000 and a principal amount of $29,214 (including prepaid interest and fees) to an affiliate. The note bears interest at 12% per annum and matures on December 17, 2002. At any time, the lender may elect to convert the note into that number of shares of common stock determined by dividing the outstanding principal and interest on the note by $1.00. In the event the Company fails to meet its obligations under the convertible promissory note, the unpaid principal amount shall immediately and without notice bear interest at the per annum rate of 5% in addition to the underlying 12% interest rate. Upon the written approval of the holder of the convertible promissory note, the Company may extend principal repayment for up to two consecutive three-month periods in exchange for the issuance and sale of an additional 5,000 shares of common stock, per three-month extension, at the price of $0.10 per share. In correlation with the convertible promissory note, the Company issued stock purchase warrants allowing the lender to purchase 50,000 shares of common stock at an exercise price of $.50 per share.

In June 2002, the Company issued a convertible promissory note with a face value of $50,000 and a principal amount of $53,000 (including prepaid interest and fees) to individuals. The note bears interest at 12% per annum and matures on December 17, 2002. At any time, the lender may elect to convert the note into the number of shares of common stock determined by dividing the outstanding principal and interest on the note by $1.00. In correlation with the convertible promissory note, the Company issued stock purchase warrants allowing the lender to purchase 100,000 shares of common stock at an exercise price of $0.50 per share.

The warrants issued in connection with these loans are also detachable, and accordingly, the Company has recorded debt discount equal to the value of the warrants granted of $42,000. The discount is amortized over the life of the loans resulting in additional interest charge to operations of $5,460 for the period ended June 30, 2002. The convertible loans are collateralized with shares of Company stock.

The Company calculated the fair value of the warrants on the date of issuance using the Black-Scholes option pricing model and the following assumptions: weighted average expected option term of 5 years; risk free interest rate of 4.39% at December 31, 2001, expected dividend yield of zero percent, and an expected volatility of ranging from 160 % to 170% at December 31, 2001. The weighted average fair value of warrants granted was $1.00 per share and $.63 per share for the periods ended December 31, 2001 and June 30, 2002, respectively. The fair value of warrants results primarily from an extremely low exercise price and from share prices of recent private placements of the Company's common stock at $1.00 per share.

                       Electric Aquagenics Unlimited, Inc.
                          Notes to Financial Statements
                           December 31, 2001 and 2000
    (Information pertaining to the period ending June 30, 2002 is unaudited)


4. Shareholders' Equity (continued)

The Black-Scholes model used by the Company to calculate option and warrant values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which is significantly different from the Company's stock warrants. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company's stock warrants.

As mentioned above, the convertible debt instruments issued in 2001 and 2002 are convertible to common stock at the rate of $1.00 per share, using the "pre-discounted" face value of the debt instruments plus accrued interest as the basis for computing the number of shares to be obtained upon conversion. The "discounted" face value of the convertible debt instruments is substantially less than the original face value resulting in beneficial conversion rates ranging from $0.50 per share to $0.56 per share. Accordingly, the Company has recorded additional interest of $42,000 during the period ending June 30, 2002 and $105,000 during the year ended December 31, 2002, in accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios."

5. Income Taxes

Deferred tax assets and liabilities arise from differences in tax and financial statement accounting methods for depreciation and issuance of stock warrants. Significant deferred tax assets also arise from net operating loss carryforwards. Net operating loss carryforwards for federal income tax purposes total $540,511 at December 31, 2001 and expire in 2020 and 2021. The amount of, and ultimate realization of the benefits from the Company's operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance equal to tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards.

                       Electric Aquagenics Unlimited, Inc.
                          Notes to Financial Statements
                           December 31, 2001 and 2000
    (Information pertaining to the period ending June 30, 2002 is unaudited)


5. Income Taxes (continued)

The significant components of the deferred tax liability (asset) consists of the following:

                                                  2001               2000
                                             -------------      --------------
   Depreciation                              $       2,602      $        1,094
   Debt discount amortization                       (7,090)                  -
   Net operating loss carryforward-tax            (216,204)            (99,954)
   Valuation allowance                             220,692              98,860
                                             -------------      --------------
                                             $           -      $            -
                                             =============      ==============

A reconciliation of income tax expense (benefit) to expected income taxes using statutory federal income tax rates:

                                                  2001               2000
                                              ------------      -------------
   Income tax expense at statutory
     rate of 35%                              $   (143,353)     $     (86,502)
   Interest applicable to beneficial
     conversion                                     42,000                  -
   State taxes, net of federal benefit             (20,479)           (12,358)
   Change in valuation allowance                   121,832             98,860
                                              ------------      -------------
                                              $          -      $           -
                                              ============      =============

All significant components of net deferred tax liabilities and assets have been classified as long-term based on the anticipated realization of the underlying assets and settlement of underlying liabilities in accordance with Financial Accounting Standard 109 "Accounting for Income Taxes."

NOTE 6 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors could raise some doubt about the ability of the Company to continue as a going concern. It is the Company's intention to raise additional equity financing in the year 2002, which, together with expected revenue generation and its existing working capital and the potential for reducing overhead and payments to affiliates for consulting, and restructuring terms of payables (particularly those to affiliates) is expected to be sufficient to meet the Company's projected working capital and cash requirements beyond December 31, 2002. In addition, the Company is implementing its sales strategy and seeking contracts for the sale of its products and existing inventory. However, the Company cannot guarantee that external financing will be available when needed. In addition, unanticipated costs and expenses or lower than anticipated revenues could require additional financing. To the extent financing is not available, the Company may not be able to or may be delayed in being able to commercialize its products and services. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing in order to satisfy its working capital and other cash requirements. The accompanying financial statements do not reflect any adjustments that might result from the outcome of these uncertainties.

         No dealer, salesman or other person is authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby. If given or made, such information or representations must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities covered hereby in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, in any circumstances, create any implication that there has been no change in our affairs since the date hereof.


                                TABLE OF CONTENTS

                                                                           Page

PROSPECTUS SUMMARY.........................................................  5
RISK FACTORS RELATING TO OUR BUSINESS......................................  7
GENERAL RISKS RELATING TO THE SANITATION AND CLEANING INDUSTRY.............  9
GENERAL RISKS RELATING TO INVESTMENT....................................... 10
DILUTION................................................................... 13
COMPARATIVE DATA........................................................... 14
USE OF PROCEEDS............................................................ 15
BUSINESS................................................................... 17
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.................. 26
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT............. 29
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES AND PARTIES........ 31
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.................. 35
DESCRIPTION OF SECURITIES.................................................. 36
PLAN OF DISTRIBUTION....................................................... 38
LEGAL PROCEEDINGS.......................................................... 39
LEGAL MATTERS.............................................................. 40
EXPERTS.................................................................... 40
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES............................................. 40
FURTHER INFORMATION........................................................ 41


         Until ___________, 2002 (90 days after the date of this prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.


                       Electric Aquagenics Unlimited, Inc.

                        1,000,000 shares of common stock

                                   PROSPECTUS


                               September __, 2002


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------

         Our Certificate of Incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

         Our Certificate of Incorporation provides that we shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any legal action, suit or proceeding, whether criminal, civil, administrative or investigative, whether such legal action be by or in the right of the corporation or otherwise, by reason of the fact that such person is or was our director or officer, or serves or served at our request as a director or officer, of another corporation, partnership, joint venture, trust or any other enterprise. In addition, our certificate of incorporation provides for indemnification of any person made or threatened to be made a party to any legal action by reason of the fact that such person is or was our director or officer and is or was serving as our fiduciary, or otherwise rendering to, any employee benefit plan relating to us. Our indemnification obligation in the certificate of incorporation is permitted under Section 145 of the General Corporation Law of the State of Delaware.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities & Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable.

INDEMNIFICATION
---------------

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
---------------------------------------------------

         The following table sets forth an itemized estimate of expenses to be incurred in connection with the sale and distribution of the securities being registered, other than discounts and commissions:


1.       SEC filing fee                                               $     184
2.       Auditing fees*                                                   2,000
3.       Legal fees*                                                     25,000
4.       Non-accountable expense allowance                               22,500
5.       Blue Sky fees and expenses (including counsel fees)*             3,000
6.       Transfer agent's fees*                                           1,900
7.       Printing, including registration statement and prospectus*       4,000
8.       Miscellaneous costs and expenses**                               2,000
                                                                      ---------
                           TOTAL                                      $  60,588
                                                                      =========


  * Except for the SEC filing fees, all of the foregoing items are estimates. ** Includes fees for electronic (Edgar) filings

ITEM 3. UNDERTAKINGS
--------------------

The undersigned registrant hereby undertakes that it will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement; and arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement.

                  (iii) Include any additional or changed material information on the plan of distribution.

         (2) For determining any liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (4) Request acceleration of the effective date of the registration statement under Rule 461 under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR
--------------------------------------------------------------

         Since March 31, 2001, we issued and sold securities not registered under the Securities Act of 1933, as amended, as follows:

         (1) Between June and August 2001, we issued and sold to EOWORP, a limited liability company, owned by James Stone, Gaylord Karren and John Hopkins, 100,200 shares of our common stock for a total of $100,200 in cash in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

         (2) In May 2001, we issued and sold to Robert Warwick, an individual, accredited investor, 25,000 shares of our common stock for a total of $25,000 in cash in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

         (3) Between June and August 2001, we issued and sold to Kirby D. Cochran, an accredited investor and one of our directors 100,200 shares of our common stock for a total of $100,200 in cash in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

         (4) In December 2001, we issued a convertible promissory note in the principal amount of $211,000 to Castle Arch Bridge Fund, L.L.C., in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities

Act of 1933. The note bears interest at 12% per annum and matures on June 3, 2002. At any time, the lender may elect to convert the note into a number of shares of our common stock determined by dividing the outstanding principal and interest on the note by $1.00. In the event we fail to meet our obligations under the convertible promissory note, the unpaid principal amount shall immediately and without notice bear interest at the per annum rate of 5% in addition to the underlying 12% interest rate. Upon the written approval of the holder of the convertible promissory note, we may extend principal repayment for up to two consecutive three-month periods in exchange for our issuance and sale of an additional 52,750 shares of our common stock, per three month extension, at the price of $0.01 per share.

         (5) In May 2002, we issued and sold to Castle Arch Bridge Fund, L.L.C., pursuant to its exercise of stock purchase warrants, 211,000 shares of our common stock for an aggregate price of $211 in cash in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

         (6) In June 2002, we issued a convertible promissory note in the principal amount of $29,214 to Castle Arch Bridge Fund, L.L.C., in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933. The note bears interest at 12% per annum and matures on December 17, 2002. At any time, the lender may elect to convert the note into that number of shares of our common stock determined by dividing the outstanding principal and interest on the note by $1.00. In the event we fail to meet our obligations under the convertible promissory note, the unpaid principal amount shall immediately and without notice bear interest at the per annum rate of 5% in addition to the underlying 12% interest rate. Upon the written approval of the holder of the convertible promissory note, we may extend principal repayment for up to two consecutive three-month periods in exchange for our issuance and sale of an additional 5,000 shares of our common stock, per three-month extension, at the price of $0.10 per share. In correlation with the convertible promissory note, we issued stock purchase warrants allowing the lender to purchase 50,000 shares of our common stock at an exercise price of $0.50 per share.

         (7) In June 2002, we issued a convertible promissory note in the principal amount of $53,000 to Charles and Donna Bergh in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933. The note bears interest at 12% per annum and matures on December 17, 2002. At any time, the lender may elect to convert the note into that number of shares of our common stock determined by dividing the outstanding principal and interest on the note by $1.00. In correlation with the convertible promissory note, we issued stock purchase warrants allowing the lender to purchase 100,000 shares of our common stock at an exercise price of $0.50 per share.

         All the above securities issued to Castle Arch Bridge Fund, L.L.C., and Charles and Donna Bergh pursuant to Section 4(2) of the Securities Act of 1933 were offered and sold in reliance on the exemption provided by Section 4(2) thereunder and an appropriate legend was placed on the common stock and will be placed on shares issuable on conversion of each convertible note unless registered under the Securities Act of 1933 prior to issuance. These notes were sold after this registration statement was filed with the SEC, but prior to it being deemed effective. There is a presumption that securities sold during this interim period are not exempt transactions and therefore constitute the sale of an unregistered security not subject to an exemption. However, this presumption may be rebutted. We believe that the issuance of these notes to be private transactions not involving any public offering and therefore exempt transactions under Section 4(2) of the Securities Act of 1933. Our belief is based on several factors. First, Castle Arch Bridge Fund, L.L.C. and the Berghs are "accredited" investors. Second, as part owners of the Castle Arch Bridge Fund, the Berghs, along with Castle Arch Bridge Fund, had an investment interest in us several months prior to the filing of our registration statement. The June 2002 financing was a follow-on financing from the parties' previous financing. Third, the two convertible promissory notes constitute only two transactions by a very limited number of investors. Despite our belief to the contrary, in the event the issuance of these securities are deemed non-exempt transactions, we may be subject to liability under Sections 5 and 12 of the Securities Act of 1933, as amended, which would result in very negative potential impact on us. (See, the section entitled "Risk Factors").

ITEM 5. INDEX TO EXHIBITS
-------------------------

         Copies of the following documents are included as exhibits to this Registration Statement pursuant to Item Part III of Form I-A and Item 6 of
Part II.

---------------- ------------------- -------------------------------------------

    Exhibit No.   SEC Reference No.                Title of Document
    -----------   -----------------                -----------------
        3.1                          Articles of Incorporation
        3.2                          Certificate of Amendment of Certificate of
                                     Incorporation
        3.3                          Bylaws
        5.1                          Opinion Regarding Legality on Shares
       10.1                          Gaylord Karren Consulting Contract
       10.2                          Exclusivity Agreement
       10.3                          Convertible Promissory Note Dated December
                                     2001--Castle Arch

       10.4                          Convertible Promissory Note Dated June
                                     2002--Castle Arch

       10.5                          Convertible Promissory Note Dated June
                                     2002--Bergh

       24.1                          Consents
       24.2                          Consent of Counsel to Issuer
       99.1                          Subscription Agreement
---------------- ------------------- -------------------------------------------

ITEM 6. DESCRIPTION OF EXHIBITS
-------------------------------

      Exhibit No.   Description of Exhibit
      -----------   ----------------------

         3.1*       Articles of Incorporation
         3.2*       Certificate of Amendment of Certificate of Incorporation
         3.3*       Bylaws
         5.1*       Opinion on Legality of Shares
         10.1*      Gaylord Karren Consulting Contract
         10.2*      Exclusivity Agreement
         10.3*      Convertible Promissory Note Dated December 2001--Castle Arch
         10.4*      Convertible Promissory Note Dated June 2002--Castle Arch
         10.5*      Convertible Promissory Note Dated June 2002--Bergh
         24.1       Consent of Child & Co.
         24.2*      Consent of Counsel to Issuer (included in Exhibit 5)
         99.1*      Subscription Agreement

         * filed previously

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on our behalf by the undersigned, in the City of Lindon, State of Utah, on September 6, 2002.


                                              REGISTRANT:

                                              By:  /s/ Gaylord Karren
                                              ----------------------------------
                                              Gaylord Karren
                                              Chief executive officer

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

                                              /s/ Gaylord Karren
                                              ----------------------------------
                                              Gaylord Karren
                                              President, chief
                                              executive officer,
                                              principal financial
                                              officer, principal
                                              accounting officer,
                                              secretary, chairman
                                              of the board of
                                              directors

                                              Date: 9/6/02


                                              /s/ Gene Harkins
                                              ----------------------------------
                                              Gene Harkins
                                              Director, chief technology officer


Date Filed:  September 6, 2002                Date:  9/6/02
SEC File No. 333-86830